

KFORCE®

PROFESSIONAL STAFFING

Great People = Great Results℠

• *Technology* • *Finance and Accounting* • *Health and Life Sciences*





2005 Annual Report

Kforce Inc. (NASDAQ: KFRC) is a full-service, specialty staffing firm providing flexible and permanent staffing solutions for organizations and career management for individuals in the specialty skill areas of finance and accounting (FA), technology (Tech), and health and life sciences (HLS).

Kforce employs more than 2,000 staffing specialists operating in 45 markets. By combining four decades of customer relationships built on personal respect with the most advanced technology, Kforce is a leader in specialty staffing–one that challenges the industry. Everyday, through thousands of one-on-one contacts, Kforce is gaining the trust of its clients and is making the right match between organizations and jobseekers.

QUARTERLY REVENUE
(dollars in thousands)


130.2
152.2
188.9
190.2
192.9
198.5
207.3
203.6
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005

KFORCE®
PROFESSIONAL STAFFING

QUARTERLY STOCK PRICE
(dollars per share)


9.50
9.44
8.38
11.10
10.99
8.46
10.30
11.16
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005

QUARTERLY EPS
(dollars)


0.03
0.01
0.16
0.45
0.08
0.14
0.17
0.17
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005

TECHNOLOGY



From programmers and network operators to systems analysts and CIOs, Kforce has an exclusive database that is packed with the most qualified candidates to handle system upgrades, training, installation, implementation, and development. Kforce can provide information technology consultants for project work, assist in helping clients find direct hire personnel, or partner with technology departments to get the job done right. Kforce also specializes in more sophisticated areas such as systems/applications programmers, systems analysts, and networking technicians.

FINANCE & ACCOUNTING STAFFING



At Kforce, we're proud to be able to provide clients with the most qualified finance and accounting professionals. We work with individuals at every level in corporate finance and taxation, financial analysis and reporting, budget preparation and analysis, cost analysis, audit services, and much more. Kforce also provides CFOs, controllers, financial analysts, public accountants, and other high-level financial professionals on a contract basis, as well as for direct hire.

HEALTH AND LIFE SCIENCES



The Kforce Health & Life Sciences division is comprised of the HealthCare, Clinical Research and Scientific business units. The HealthCare business unit offers experienced candidates for senior hospital management, health information management professionals, qualified registered nurses, licensed practical/vocational nurses, nursing assistants and other clinical positions. The Clinical Research business unit specializes in permanent and contract placement services in the drug development area of pharmaceutical research. Placements within our Scientific business unit range from laboratory experts to scientists in the pharmaceutical, biotechnology, food and beverage, chemical, aerospace, polymer coatings, textile, agriculture and medical devices industries.

TO MY FELLOW SHAREHOLDERS, CLIENTS AND EMPLOYEES:

The conclusion of 2005 marks the end of a three-year quest upon which we embarked in the first quarter of 2003. During that period we have seen our stock rise 164%, which is first in our proxy peer group, quarterly earnings increase from 1 cent to 17 cents and revenue increase from $123.7 million in the first quarter of 2003 to $203.6 million for the fourth quarter of 2005. Since 1999, we have repurchased over 20 million shares at an average price of $5.64, yielding an approximate 98% return to our shareholders based on the year end closing price. Cash flow was strong in 2005. At the end of the fourth quarter, cash on hand totaled $37.1 million and bank debt outstanding under the credit facility totaled $35 million. While we did not achieve every goal from our plan, we are extremely pleased with our accomplishments and extend our appreciation to our associates, consultants and clients.

Revenues for 2005 exceeded $800 million and EPS was 55 cents. We believe our ability to grow revenue profitably, both organically and through strategic efficiently integrated acquisitions, has positioned us to take advantage of opportunities across our service offerings over the upcoming years, even through times of economic transition. Our translation of top line growth to bottom line profitability is being reflected in the market, as Kforce's stock hit a five-year price high in January 2006, and Kforce's market capitalization reached approximately $500 million.

We continue to make excellent progress toward achieving our peak cycle target earnings before taxes of 8-10% of revenues. Earnings before taxes of $11.4 million for the fourth quarter of 2005 were 5.6% of revenues and have improved 300 basis points from Q4 2004, and are roughly equal to the earnings before taxes generated for the entire year 2004.

In the last two years, we have focused on customer selection and profitability. We have achieved record quarterly revenues and have substantially completed our efforts to reduce revenues from high volume but low margin clients, which resulted in a revenue loss of $40 plus million, but helped increase our flex gross profit percentages 120 basis points in 2005. Since 2003, we have increased the number of sales associates by 50%, revenue by over 60%, successfully integrated two acquisitions and we believe that we are successfully completing our third integration.

We now embark on our next three-year journey, excited about our prospects and the future for Kforce Professional Staffing. We are very excited to have VistaRMS and Pinkerton Computer Consultants join the Kforce family. In addition to enhancing Kforce Technology Services, the firm now has critical mass in the Kforce Government Solutions business unit.

As we enter 2006, we are very optimistic for professional and technical staffing and Kforce specifically as the business cycle evolves. We believe an intense focus on direct hire revenues, strong pricing discipline and superior execution will allow us to drive revenue growth with margin expansion. We believe we are still early in the staffing cycle and therefore we are investing in additional associate hiring in all of our services, particularly search. Additionally, we are training our associates and equipping them with the tools to further accelerate overall productivity and deliver exceptional service to our customers. Once again, we wish to express our appreciation to our field and corporate teams, our consultants, clients and shareholders for allowing us the privilege of serving them.

David L. Dunkel
Chairman and Chief Executive Officer

William L. Sanders
President

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto incorporated into this Annual Report.

Years Ended December 31,	**2005**	2004	2003	2002	2001
(In thousands, except per share data)					
Statement of Operations Data:					
Net service revenues	**$802,265**	$661,451	$495,585	$513,547	$658,417
Direct costs of services	**542,276**	457,567	341,617	345,585	406,017
Gross profit	**259,989**	203,884	153,968	167,962	252,400
Selling, general and administrative expenses	**212,724**	185,488	142,915	168,233	244,792
Depreciation and amortization	**8,283**	5,221	4,371	9,629	17,325
Other expense, net	**1,816**	1,701	1,214	3,206	4,460
Income (loss) before income taxes and cumulative effect of change in accounting principle	**37,166**	11,474	5,468	(13,106)	(14,177)
Provision (benefit) for income taxes	**14,845**	(13,537)	350	102	(2,089)
Net income (loss) before cumulative effect of change in accounting principle	**22,321**	25,011	5,118	(13,208)	(12,088)
Cumulative effect of change in accounting principle	**—**	—	—	(33,823)	—
Net income (loss)	**$ 22,321**	$ 25,011	$ 5,118	$ (47,031)	$ (12,088)
Earnings (loss) per share before cumulative effect of change in accounting principle—basic	**$0.58**	$0.73	$0.17	$(0.42)	$(0.38)
Earnings (loss) per share—basic	**$0.58**	$0.73	$0.17	$(1.49)	$(0.38)
Weighted average shares outstanding—basic	**38,527**	34,125	30,514	31,577	31,711
Earnings (loss) per share before cumulative effect of change in accounting principle—diluted	**$0.55**	$0.69	$0.16	$(0.42)	$(0.38)
Earnings (loss) per share—diluted	**$0.55**	$0.69	$0.16	$(1.49)	$(0.38)
Weighted average shares outstanding—diluted	**40,616**	36,091	31,231	31,577	31,711

December 31,	**2005**	2004	2003	2002	2001
Balance Sheet Data:					
Working capital	**$ 92,539**	$ 24,829	$ 40,784	$ 32,126	$ 43,083
Total assets	**$324,746**	$273,195	$160,317	$151,435	$222,772
Total long-term debt	**$ 38,167**	$ 1,727	$ 22,000	$ 22,000	$ 28,185
Stockholders' equity	**$210,702**	$170,769	$ 91,405	$ 84,846	$138,809

This MD&A should be read in conjunction with the Selected Financial Data included in this Annual Report, including the Notes to the Consolidated Financial Statements, referred to herein as "Financial Statements." Also, certain references to particular information in the Financial Statements are made to assist readers.

OVERVIEW

This overview is intended to assist readers in better understanding this MD&A.

Who We Are

We are a national provider of professional and technical specialty staffing services. At December 31, 2005, we operated 71 field offices covering 43 markets in 50 states and the District of Columbia. We provide our clients staffing services through three business segments: Technology ("Tech"), Finance and Accounting ("FA"), and Health and Life Sciences ("HLS"). Substantially all Tech and FA services are sold and delivered through our field offices. The HLS segment includes our Clinical Research, Scientific, Healthcare-Nursing ("Nursing") and Health Information Management ("HIM") specialties. The sales and delivery functions of substantial portions of HLS, particularly Clinical Research and HIM, are concentrated in our headquarters, with services being provided for certain clients through our field offices. Our headquarters provides support services to our field offices in areas such as human resources, nationwide recruiting, training, marketing, and national sales initiatives, in addition to the traditional "back office" support services like payroll, billing, accounting, legal and tax, which are highly centralized.

Kforce is focused on providing "staffing solutions" services to our clients. Our staffing services include Flexible Staffing Services ("Flex") and Search Services ("Search").

Flex

Through Flex, we provide clients' with qualified individuals ("consultants") on a temporary basis with the appropriate skills and experience, when it is determined it is "the right match." To be successful, our employees ("associates") endeavor to (1) understand the clients' needs, (2) determine and understand the capabilities of the consultants being recruited, and (3) deliver and manage the client-consultant relationship to the satisfaction of both the clients and the consultants. Typically, the better job Kforce and our consultants do, the longer the assignments last and the more often those clients turn to Kforce for additional needs.

The Flex business comprised 93.2% of our revenues for the year ended December 31, 2005. Flex revenues are driven by hours billed and billing rates. Flex gross profit is determined by deducting consultant pay, benefits and other related costs from Flex revenues. Flex associate commissions, related taxes and other compensation and benefits as well as field management compensation are included in Selling, General and Administrative expenses ("SG&A") along with administrative and corporate compensation. The Flex business model involves attempting to maximize consultant hours and billing rates, while optimizing consultant pay rates and benefit costs and commissions and other compensation and benefits for associates, as well as minimizing the other operating costs necessary to effectively support such activities.

Search

The Search business is a smaller, yet important part of our business that involves locating permanent employees for our clients. We primarily perform searches on a contingency basis, with fees being earned only if personnel are hired by our clients. Fees are typically structured as a percentage of the placed individual's first-year annual compensation. We recruit permanent employees from our Flex consultant population, from the job boards, and from candidates we identify who are currently employed and not actively seeking another position. Sometimes consultants initially work with clients on a Flex basis and then later are converted into permanent employees, for which we also receive Search fees. There can be no assurance or expectation that Search revenues will increase if economic conditions improve, as has been the case in previous economic cycles. Clients and recruits are often targets for both Flex and Search services, and this common focus contributes to our objective of providing integrated solutions for all of our clients' human capital needs.

Search revenues are driven by placements made and the fees billed. There are no consultant payroll costs associated with the placement and thus all search revenue generally increases gross profit by a like amount. Search associate commissions, compensation and benefits are also included in SG&A. Search revenues comprised 6.8% of revenue in 2005.

Our Industry

We serve Fortune 1000 companies, as well as small and mid-size local and regional companies, with our largest ten clients representing approximately 22% of revenues for the year ended December 31, 2005. The specialty staffing industry is made up of thousands of companies, most of which are small local firms providing a limited service offering to a small local client base. We believe Kforce is one of the ten largest specialty staffing firms in the United States, that the ten firms combined have a market share of less than 21% of the applicable market and that no single firm has a larger than 5%

market share. Competition in a particular market can come from many different companies, either large or small. We believe, however, that our geographic presence, diversified service offerings within our core businesses, and focus on consistent sales and delivery that is highly disciplined, provide a competitive advantage particularly with larger clients that have operations in multiple markets.

We believe 2003 was a bottoming-out year for the economy and for the staffing industry after having declined for approximately three years and that indicators favorable for staffing services improved through 2006. Selected industry reports indicate the United States temporary staffing industry has shown revenue levels of $76 billion in 2003, $81 billion in 2004 and $107 billion in 2005. Of course, no predictions can or should be made about the general economy, the staffing industry as a whole, or specialty staffing in particular. We do believe, however, that a sustained economic recovery will stimulate demand for substantial additional U.S. workers or conversely, an economic slowdown will cause demand for additional U.S. workers to contract, that Flex demand generally increases before demand for permanent placements increases, that our three areas of focus, Tech, FA and HLS, will be among the higher growth categories in both the short and long term and that over the long term, temporary staffing will become a higher percentage of total jobs, particularly in the professional and technical areas. Further, we believe that the recent positive trends in our operating results, which we believe have been enhanced by the streamlining of our operations and centralizing certain support functions during the economic downturn of 2001-2003, demonstrate a strong positioning for success. There can be no assurance that customer demand for Kforce's specialty staffing sectors will return to previous levels or that pricing will return to historical levels. In addition, according to a recent survey of board members of mostly global companies by the American Staffing Association, 90% now utilize temporary staffing services. There can be no assurance that the Kforce Health and Life Sciences business segment will be able to assemble a sufficient candidate pool to service client needs. Partially driven by requirements at many public companies pertaining to the adoption of Section 404 of the Sarbanes-Oxley Act of 2002, competition for finance and accounting candidates significantly increased in 2004 and 2005. There can be no assurance that Kforce will be able to assemble a sufficient candidate pool to service client needs in finance and accounting. In addition, a number of national staffing companies are increasingly utilizing a lower-priced staffing preferred-vendor model. These factors may impact the future growth and profitability of Kforce.

Future Growth

Kforce's growth may be organic and/or through acquisition of other entities that enhance or expand our existing businesses. We believe that we are positioned to acquire and integrate other businesses that are strategically beneficial as evidenced by our successful acquisition and integration of Hall, Kinion and Associates, Inc. in June 2004 and VistaRMS, Inc. in February 2005.

On January 31, 2006, Kforce completed the acquisition of PCCI Holdings, Inc. ("PCCI") a privately held company based in Trevose, Pennsylvania. PCCI is engaged in the business of providing technology staffing and Federal government IT services. We believe the transaction will be accretive in 2006.

Highlights

The sections that follow this overview discuss and refer to critical accounting estimates and recent pronouncements, Kforce's results of operations and important aspects of its liquidity and capital resources. Set forth below are what we believe to be important highlights of our operating results and our positioning for the future. Such highlights should be considered in the context of all of the discussions herein and in conjunction with the Financial Statements. We believe such highlights are as follows:

- Revenue improved 21.3% during 2005, with growth in each of Kforce's operating segments for the year.
- Search revenue grew 32.6% during 2005.
- Kforce completed the acquisition and successful integration of VistaRMS during the first quarter. The integration of sales associates and the transition of the corporate headquarters all occurred on schedule.
- Operating expenses were reduced to 27.5% of revenues for 2005 versus 28.8% for 2004, and 29.7% for 2003.
- Total year net income before taxes of $37.2 million in 2005 is an improvement of 224% over $11.5 million in 2004.
- Cash flow was strong in 2005. At the end of the fourth quarter, cash on hand totaled $37.1 million and bank debt outstanding under the credit facility totaled $35 million.
- We believe that the quality of accounts receivable, our primary operating asset, continues to be good, with days sales outstanding ("DSO") at 37 days and 2005 bad debt expense of $38,000.
- Kforce's stock price on the Nasdaq National Market increased 0.5% from $11.10 on December 31, 2004, to $11.16 at December 31, 2005.

CRITICAL ACCOUNTING ESTIMATES AND RECENT PRONOUNCEMENTS

The SEC has indicated that "critical accounting estimates" may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and due to their material impact on financial condition or operating performance. Readers should also refer to the Summary of Significant Accounting Policies in Note 1 to the Financial Statements for additional information. The following discussion is intended to assist the readers' understanding of the judgments, accounting estimates, and uncertainties inherent in the more significant of Kforce's policies.

This section is not intended to be a comprehensive list of all accounting estimates and all accounting policies are not set forth in the Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's estimates and its judgment in selecting any available alternative would not produce a materially different result.

Allowance for Doubtful Accounts and Fallouts

Kforce has established a reserve for estimated credit losses and fallouts on trade receivables based on our past experience and estimates of potential future write-offs, a specific analysis of material receivable balances that are past due and ongoing analysis of factors including short and long-term write-off trends, changes in economic conditions, and concentration of accounts receivable among clients. The allowance as a percentage of gross accounts receivable was 4.9% as of December 31, 2005 and 6.5% as of December 31, 2004. As of December 31, 2005, no single client has a receivable balance greater than 3.3% of total accounts receivable, and the largest ten clients represent approximately 20.2% of the total accounts receivable balance. Kforce incurred significant write-offs of accounts receivable in certain prior years. For the years ended December 31, 2005, 2004 and 2003, Kforce incurred bad debt expense (benefit), including the effects of net write-offs and write-ons plus changes in the allowance for doubtful accounts, totaling approximately $38,000, $1,846,000 and $(394,000), respectively. In addition, for the years ended December 31, 2005, 2004 and 2003, Kforce incurred fallouts of search placements which have been deducted from net service revenues in the accompanying consolidated statements of income and comprehensive income totaling approximately $1,967,000, $1,431,000 and $1,150,000, respectively. We cannot predict that such recent results can be sustained, particularly in a period of revenue growth. Also, it is possible that the write-off results could be materially impacted as the composition of accounts receivable changes over time. This is especially true if the economy deteriorates. We continually review and refine the estimation process to make it as responsive to these changes as possible.

Income Taxes

Kforce incurred net losses for each of the four years ending December, 31, 2002, and, as a result, has significant net operating loss carryforwards (NOLs) for both federal and state income tax purposes. For accounting purposes, the estimated tax effects of such NOLs, plus or net of timing differences, result in current and non-current deferred tax assets. However, a determination must be made that it is "more likely than not" that the deferred tax assets will be realized, or valuation allowances must be established to offset such assets. At December 31, 2002, a "more likely than not" conclusion could not be reached, and the deferred tax assets were fully reserved. Kforce also acquired certain deferred tax assets in 2004 from Hall Kinion which were also fully reserved at the date of acquisition. Kforce had net income during each of the quarters in the year ended December 31, 2003, and portions of the deferred tax assets were recognized in that year by reducing such assets and the related valuation allowances instead of providing income tax expense, other than certain state tax expense or benefits. Kforce also had net income during each of the quarters in the year ended December 31, 2004. Kforce believes that profitability in each of the quarters for the years ended December 31, 2003 and December 31, 2004, and the corresponding forecast of future operating earnings, justifies changing the conclusion reached at December 31, 2002. Therefore, for the year ended December 31, 2004, Kforce recognized a $13.5 million income tax benefit, which consists of the reversal of the valuation allowance in 2004, net of current and deferred income tax of $5.7 million. In addition, during the year ended December 31, 2004, Kforce reversed $21.8 million of valuation allowance related to deferred tax assets acquired in conjunction with the Hall Kinion acquisition. This reversal was recorded as an offset to goodwill. The tax provision recorded during the year ended December 31, 2005 totaled $14.8 million, which resulted from Kforce earning income before income taxes totaling $37.2 million and Kforce's effective tax rate of 39.9%. At December 31, 2005, Kforce has a remaining valuation allowance of $1.4 million to offset certain deferred tax assets, including certain deferred tax assets acquired from Hall Kinion, for which a "more likely than not" conclusion could not be reached. Kforce will continue to evaluate this conclusion on a quarterly basis.

Goodwill

Kforce conducts an annual assessment of the carrying value of goodwill in accordance with generally accepted accounting standards. The annual assessments found that no impairment existed for the years ended December 31, 2005, 2004 or 2003. The annual assessment requires estimates and judgments by management to determine valuations for each "reporting unit," which for Kforce are Tech, FA, and HLS. Although not required, we may use independent outside experts to assist in performing such valuations. An independent expert valuation was performed in 2004, and management followed a similar methodology to reach its conclusion in 2003 and 2005. To the extent that economic conditions or the actual business activities and prospects of Kforce are materially worse in the future, the carrying value of goodwill assigned to any or all of its reporting units could require material write-downs. Kforce had goodwill of $125.0 million and $108.4 million at December 31, 2005 and 2004, respectively. $16.4 million of the increase in Goodwill is attributable to the acquisition of Vista and $0.2 million is attributable to income tax related adjustments to the Hall Kinion acquisition goodwill.

Impairment of Long-Lived Assets

Kforce periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. In Kforce's case, this primarily relates to fixed assets, capitalized software, and identifiable intangible assets (not goodwill) from acquisitions, which are being depreciated or amortized as described in the Financial Statements and which had net book values at December 31, 2005 of $10.1 million, $7.6 million, and $9.3 million, respectively. Impairment losses, if any, are recorded in the period identified. Significant judgment is required to determine whether or not impairment has occurred. The determination is made by evaluating expected future undiscounted cash flows or the anticipated recoverability of costs incurred and, if necessary, determining the amount of the loss, if any, by evaluating the fair value of the assets. As further described in Note 4 to the Financial Statements, impairment write-offs were $0.5 million in 2004, related to certain internally developed and purchased software and were included in selling, general and administrative expenses ("SG&A"). No such write-offs were recorded in 2003. Evaluation of the impairment of long-lived assets requires the exercise of continuing judgment and estimates by management.

Self-Insurance

Kforce offers employee benefits programs, including workers compensation and health insurance, to eligible employees, for which Kforce is self-insured for a portion of the cost. Kforce retains liability up to $250,000 for each workers compensation claim and up to $200,000 annually for each health insurance claim for which it is not insured. These self-insurance costs are accrued using estimates to approximate the liability for reported claims and claims incurred but not reported. Kforce believes that its estimation processes are adequate and its estimates in these areas have consistently been similar to actual results. However, estimates in this area are highly subjective and future results could be materially different.

Revenue Recognition

Net service revenues constitute the largest single item in our financial statements, though estimates in regard to revenue recognition are not material in nature. Net service revenues consist of Search fees and Flex billings inclusive of billable expenses and net of credits, discounts, rebates and fallouts. Kforce recognizes Flex billings based on the hours worked and reported, together with reimbursable expenses, by placed consultants. Search fees are recognized upon placement, net of an allowance for "fallouts." Fallouts are Search placements that do not complete the applicable contingency period which vary on a contract-by-contract basis. Contingency periods are typically ninety days or less. The allowance for fallouts is estimated based upon historical activity of Search placements that do not complete the contingency period and expectations of future fallouts, and is included with the allowance for doubtful accounts as a reduction in receivables.

Accrued Commissions

Associates earn commissions as a percentage of actual revenue or gross profit pursuant to a calendar year basis commission plan. For each associate, the amount of commissions paid as a percentage of revenue or gross profit increases as revenue levels increase. For interim periods, Kforce accrues commissions for actual revenue at a percentage equal to the percentage of total expected commissions payable to total revenue for the entire year. In estimating the percentage of expected commissions payable, Kforce uses factors including anticipated write-offs and the revenue anticipated for each associate. To the extent that these estimates differ from the actual results, commissions accrued could be materially different than commissions paid. Because of the calendar year basis of the plans, this estimation process is more significant at interim quarter ends than it is at calendar year end.

Accrued Bonuses

Kforce pays bonuses to certain executive management, field management and corporate employees based on, or after giving consideration to, a variety of measures of quarterly and annual performance. Executive management, field management, and certain corporate employees bonuses are accrued for payment after year end, based in part upon anticipated annual results compared to annual budgets. Field management bonuses are a component of approved compensation plans which specify individual incentive target levels based on actual results. Variances in revenue, gross margin, selling, general and administrative expenses or net income at a consolidated, segment or individual manager level can have a significant impact on the calculations and therefore the estimates of the required accruals. Accordingly, the actual earned bonuses may be materially different from the estimates used to determine the quarterly accruals.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

The following recently issued accounting pronouncements were effective for Kforce beginning January 1, 2004, and management has determined that the adoption of these standards had no material impact on Kforce's consolidated financial statements.

- SFAS 143, "Accounting for Asset Retirement Obligations," requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it occurred.

- SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections," rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 13, "Accounting for Leases," eliminating an inconsistency between certain sale-leaseback transactions.

- SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan.

- SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. The changes in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying asset or liability to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements.

- SFAS 150, "Accounting for Certain Financial Instruments with Certain Characteristics of Both Liabilities and Equity," establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).

SFAS 153, "Exchange of non-monetary assets," amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on Kforce's consolidated financial statements.

In December of 2004, the Financial Accounting Standards Board ("FASB") issued a revised version of SFAS 123, "Share-Based Payment" (SFAS 123R). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services, but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. This statement is effective for Kforce as of the beginning of the first annual reporting period that begins after June 15, 2005. Kforce intends to adopt SFAS 123R using the modified prospective method, and management does not believe the adoption of this standard will have a material impact on Kforce's consolidated financial statements as all of Kforce's outstanding stock options were fully vested as of December 31, 2005.

In May of 2005, FASB issued SFAS 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion 20, "Accounting Changes," and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." This statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. This statement also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Previously, APB Opinion 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not believe the adoption of this standard will have a material impact on Kforce's consolidated financial statements.

RESULTS OF OPERATIONS

Kforce saw a return to profitability in 2003 despite continuous challenges in the macro-economic environment. Profitability continued in 2004 and 2005 driven by revenue growth in all segments. We believe the expected stabilization of the economic outlook will allow for continued improving trends in the staffing industry and growth opportunities across our business lines in terms of both revenue and profitability. We believe this is particularly true in the Flex component of our revenues, which historically has shown growth during the early stages of an economic recovery. Our Search business has shown growth throughout 2004 and 2005; however, it remains difficult to predict whether there will be future growth in our Search business.

We believe key components to our recent success were the initiatives undertaken during the last several years to restructure both our back office and field operations. The results of these efforts have increased operating efficiencies, thereby lowering our break-even level and enabling us to be more responsive to our clients. We believe our field operations model, which allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines, as well as our highly centralized back office operations, are competitive advantages and keys to our future growth and profitability.

The acquisitions of Hall Kinion, effective on June 7, 2004, and Vista, effective February 1, 2005, impacted our financial results and business drivers in the periods subsequent to the acquisitions. As a result of our successful integration efforts, revenues and costs contributed by the acquired entities are merged into the Kforce business segments, making it not feasible to accurately estimate the impact of the acquired businesses on Kforce's consolidated revenues and margins. Exclusive of any impacts of the acquisitions, we believe that demand is increasing and revenues are growing in all business segments. In addition, we believe that the acquisitions have provided a positive impact on Flex revenues for the Technology and Finance and Accounting segments. Search business and the HLS segment were not materially affected by the acquisitions. Kforce believes a portion of the increase in 2004 SG&A, primarily during the second quarter of 2004, is attributable to non-recurring integration expenses, transaction-related charges and temporary duplicate expenses related to the acquisition of Hall Kinion.

Net Service Revenues. The following table sets forth, as a percentage of net service revenues, certain items in our consolidated statements of operations for the indicated years:

Year Ended December 31,	**2005**	2004	2003
Revenue by Segment:			
Tech	**46.2%**	46.3%	45.1%
FA	**30.4**	29.5	24.8
HLS	**23.4**	24.2	30.1
Net service revenues	**100.0%**	100.0%	100.0%
Revenue by Time:			
Flex	**93.2%**	93.7%	93.9%
Search	**6.8**	6.3	6.1
Net service revenues	**100.0%**	100.0%	100.0%
Gross profit	**32.4%**	30.8%	31.1%
Selling, general and administrative expenses	**26.5%**	28.0%	28.8%
Income before income taxes	**4.6%**	1.7%	1.1%
Net income	**2.8%**	3.8%	1.0%

The following table details net service revenues by service offering for each business segment and percentage changes from the prior year.

(In thousands)	2005	Increase (Decrease)	2004	Increase (Decrease)	2003
Tech					
Flex	**$352,743**	**19.7%**	$294,598	36.0%	$216,609
Search	**18,037**	**58.3%**	11,397	59.1%	7,162
Total Tech	**$370,780**	**21.2%**	$305,995	36.7%	$223,771
FA					
Flex	**$211,873**	**25.1%**	$169,411	63.5%	$103,630
Search	**31,834**	**22.2%**	26,058	36.0%	19,157
Total FA	**$243,707**	**24.7%**	$195,469	59.2%	$122,787
HLS					
Flex	**$182,775**	**17.1%**	$156,071	7.7%	$144,972
Search	**5,003**	**27.8%**	3,916	(3.4)%	4,055
Total HLS	**$187,778**	**17.4%**	$159,987	7.4%	$149,027
Total Flex	**$747,391**	**20.5%**	$620,080	33.3%	$465,211
Total Search	**54,874**	**32.6%**	41,371	36.2%	30,374
Total revenue	**$802,265**	**21.3%**	$661,451	33.5%	$495,585

Kforce experienced revenue growth in all segments in 2005 as well as 2004. Tech revenue increased 21.2% in 2005 versus a 36.7% increase in 2004 from 2003. FA revenue increased 24.7% in 2005 building on a 59.2% increase in 2004. Our HLS business segment grew by 17.4% in 2005 compared to revenue growth of 7.4% in 2004. Tech revenues were supplemented by the acquisition of Vista which occurred in February of 2005. FA and HLS revenues were unaffected by the Vista acquisition.

While quarterly comparisons are not fully discussed herein, certain quarterly revenue trends are referred to in discussing the annual comparisons. This 2005 quarterly information is presented only for this purpose.

	2005 Quarter Ended			
(In thousands, except Billing Days)	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**
Billing Days	**63**	**64**	**64**	**61**
Flex Revenue				
Tech	**$ 84,961**	**$ 87,956**	**$ 90,281**	**$ 89,545**
FA	**51,279**	**51,627**	**54,998**	**53,969**
HLS	**43,174**	**44,993**	**47,907**	**46,701**
Total Flex	**$179,414**	**$184,576**	**$193,186**	**$190,215**
Search Revenue				
Tech	**$ 4,592**	**$ 4,307**	**$ 4,793**	**$ 4,345**
FA	**7,750**	**8,302**	**8,060**	**7,722**
HLS	**1,144**	**1,285**	**1,254**	**1,320**
Total Search	**$ 13,486**	**$ 13,894**	**$ 14,107**	**$ 13,387**
Total Revenue				
Tech	**$ 89,553**	**$ 92,263**	**$ 95,074**	**$ 93,890**
FA	**59,029**	**59,929**	**63,058**	**61,691**
HLS	**44,318**	**46,278**	**49,161**	**48,021**
Total revenue	**$192,900**	**$198,470**	**$207,293**	**$203,602**

Flexible Billings. The primary drivers of Flex are the number of hours billed, bill rate per hour and, to a limited degree, the amount of expenses incurred by Kforce that are billable to the client.

Changing market share and the acquisition of Vista, coupled with overall changes in opportunities as the result of continued economic recovery are the main factors in changes in the number of hours billed. Total hours billed increased 12.8% to 16.7 million hours in 2005 from 14.8 million hours in 2004, due to increases in all segments. The increase of 39.8% in 2004 from 2003 was primarily a result of the economic recovery and the acquisition of Hall Kinion. Flex hours billed for the year, by segment, were as follows:

(In thousands)	**2005**	**Increase (Decrease)**	2004	Increase (Decrease)	2003
Tech	**5,865**	**13.1%**	5,185	39.3%	3,722
FA	**7,116**	**14.5%**	6,214	70.4%	3,647
HLS	**3,746**	**9.0%**	3,435	6.0%	3,241
Total hours billed	**16,727**	**12.8%**	14,834	39.8%	10,610

Billable expenses increased 18.8% in 2005 to $15.4 million from $12.9 million in 2004 and increased 9.4% in 2004 from $11.8 million in 2003. The increase in 2005 was due to increases in HLS segment project work and the increase in 2004 is attributable to increases in all segments' project work. As the economic environment improves, clients' requests for consultants for longer assignments, which usually involve travel, typically increase. Changes in HLS billed expenses have corresponded with the overall changes in Flex billings for the segment. Flex billable expenses included in revenue for the year by segment were:

(In thousands)	**2005**	**Increase (Decrease)**	2004	Increase (Decrease)	2003
Tech	**$ 2,897**	**(6.9)%**	$ 3,112	14.6%	$ 2,714
FA	**714**	**(34.7)%**	1,093	16.4%	939
HLS	**11,745**	**34.6%**	8,724	6.9%	8,162
Total billable expenses	**$15,356**	**18.8%**	$12,929	9.4%	$11,815

Search Fees. The increase or decrease in Search fees is primarily attributable to the increase or decrease in the number of placements. Total placements increased 28.7% to 4,589 in 2005 and increased 34.8% to 3,567 placements in 2004 from 2,646 in 2003. An increase in the average placement fee of 3.1% in 2005 and 1.0% in 2004 also contributed to the results. We believe these results are primarily attributable to the improving economic conditions. Search activity historically increases after economic conditions have shown sustained improvement and is strongest during the peak of an economic cycle, although there can be no assurance that this historical trend will be followed in the current cycle. We believe that the acquisition of Vista has only had a minimal impact on Search revenue for 2005.

Gross Profit. Gross profit on Flex billings is determined by deducting the direct cost of services (primarily flexible personnel payroll wages, payroll taxes, payroll-related insurance, and subcontract costs) from net service revenues. Consistent with industry practices, gross profit dollars from search fees are equal to revenues, because there are generally no direct costs associated with such revenues. Gross profit increased 27.5% to $260.0 million in 2005 and increased 32.4% to $203.9 million in 2004 from $154.0 million in 2003. Gross profit as a percentage of net service revenues increased to 32.4% in 2005 compared to 30.8% in 2004 and 31.1% in 2003.

The change in gross profit is attributable to changes in volume evidenced by changes in hours billed for Flex and for the number of placements for Search combined with changes in the spread between bill rate and pay rate ("Flex Rate") for Flex or the bill rate ("Rate") for Search. The increase in gross profit for Flex from 2004 to 2005 was $42.6 million, of which $23.2 million resulted from an increase in volume and $19.4 million resulted from an increase in the Flex Rate. The increase in Search gross profit from 2004 to 2005 was $13.5 million, comprised of a $12.0 million increase in volume and a $1.5 million increase in Rate. The increase in gross profit for Flex from 2003 to 2004 was $38.9 million, of which $46.2 million resulted from an increase in volume and $7.3 million resulted from a decrease in the Flex Rate. The increase in Search gross profit from 2003 to 2004 was $11.0 million, comprised of a $10.5 million increase in volume and a $0.5 million increase in Rate.

Changes in total gross profit percentage for the year by segment are as follows:

	2005	**Increase (Decrease)**	2004	Increase (Decrease)	2003
Tech	**29.6%**	**7.3%**	27.6%	0.3%	27.5%
FA	**38.3%**	**2.2%**	37.5%	(5.3)%	39.6%
HLS	**30.3%**	**5.0%**	28.8%	(1.8)%	29.3%
Total gross profit percentage	**32.4%**	**5.1%**	30.8%	(0.8)%	31.1%

Because Search revenue is accounted for as 100% gross profit, changes in the amount of search fees as a percent of total revenue can significantly impact the total gross profit percentage.

Flex gross profit percentage has been positively impacted by improvements in the Flex Rate between 2004 and 2005. We attribute this improvement to our continued focus on pricing, client mix, and business mix. Although we continue to see improvement, market pressures on pay rates as supply tightens impact the flex gross profit percentage negatively.

Flex gross profit percentage was negatively impacted from 2003 to 2004 by a shift in our client base to larger client contracts which provide a higher volume of business but often have lower margins. Additionally, payroll taxes, particularly unemployment taxes, which are highest in the first quarter of the year because employees have not yet earned sufficient wages to exceed the basis on which taxes are payable, have risen in recent years and may continue to rise and negatively impact Flex gross profit. In some cases, gross profit percentages for Flex were negatively impacted during 2004 by customer pressure to reduce bill rates and our inability to lower consultant pay rates in response to customer pressures. The reduction in gross profit percentage for the FA segment during 2004 was primarily the result of the inclusion of a larger mix of professional administrative positions contributed by the OnStaff group.

Below is a table detailing Flex gross profit percentage for the year by segment.

	2005	**Increase (Decrease)**	2004	Increase (Decrease)	2003
Tech	**26.0%**	**4.9%**	24.8%	(1.3)%	25.2%
FA	**29.0%**	**4.1%**	27.9%	(1.9)%	28.4%
HLS	**28.4%**	**4.9%**	27.0%	(1.2)%	27.4%
Total Flex gross profit percentage	**27.4%**	**4.7%**	26.2%	(1.4)%	26.6%

Selling, General and Administrative ("SG&A") Expenses. SG&A expenses were $212.7 million, $185.5 million, and $142.9 million in 2005, 2004 and 2003, respectively, increasing by 14.7% during 2005 and increasing 29.7% during 2004. SG&A expenses as a percentage of net service revenues decreased to 26.5% in 2005 and 28.0% in 2004 compared to 28.8% for 2003.

The increase in SG&A expense in 2005, as compared to 2004 and 2003, is primarily attributable to increases in compensation expense as discussed below. Even with increasing compensation expense in 2005 and 2004, SG&A expenses as a percentage of net service revenues decreased in both 2005 and 2004 from prior year levels.

Total commissions, compensation, payroll taxes, and benefits costs were $164.7 million, $137.9 million and $101.0 million representing 77.4%, 74.4% and 70.6% of total SG&A for the years ended December 31, 2005, 2004 and 2003, respectively. Increases in commissions and other incentive compensation are due to increases in gross profit and improved sales. Additional increases in compensation expense are due primarily to increases in headcount to support the increased volume of business, the increasing costs of payroll taxes, particularly unemployment taxes which have risen in recent years and compensation expense related to restricted stock and stock options in 2005 and 2004 as discussed below. The guiding principles related to employee compensation include competitive compensation plans that clearly pay for performance and align with Kforce's objectives. Commissions and related payroll taxes and benefit costs are variable costs driven primarily by revenue and gross profit levels achieved by associates.

In January 2002, Kforce issued 223,800 shares of restricted stock to certain members of senior management and other employees in exchange for voluntarily reducing their 2002 salary and cash bonus potential. These shares vested over a five-year period with an acceleration clause if certain Kforce common stock price thresholds were met. During 2003 and 2002, $221,000 and $212,000, respectively, were charged to compensation expense for the straight-line amortization of vesting over the five-year period. On January 5, 2004, Kforce common stock closed at a price level that fully satisfied the acceleration clause for the 2002 shares and all of such restricted stock thereby vested. Because Kforce had been amortizing the value of such restricted stock on a straight-line basis over the five-year period, and the stock price threshold had not been met on or prior to December 31, 2003, Kforce was required to record the unamortized balance of $673,000 as compensation expense in the period when the stock price threshold was achieved, which was the first quarter of 2004.

On September 9, 2004, the Compensation Committee of the Board of Directors of Kforce accelerated the vesting period of stock options for all current employees that would otherwise have been unvested on January 1, 2005. The vesting period of options to purchase a total of 855,662 shares of Kforce's common stock was accelerated. These options are held by fifteen employees, including options to purchase an aggregate of 748,162 shares of Kforce's common stock held by six Executive Officers. Because of this accelerated vesting, Kforce does not currently have any outstanding options that would otherwise remain unvested on July 1, 2005. Accordingly, fair value accounting required by SFAS 123R, which will be adopted by Kforce on January 1, 2006, will not be applicable to any of Kforce's currently outstanding options.

Kforce recorded $1,106,000 of compensation expense in 2005 related to severance of $882,000, option acceleration of $130,000, and restricted stock acceleration of $94,000 due to the departure of an executive officer. Kforce expects the remaining affected employees to continue to provide services through their applicable original vesting dates; therefore, there is no additional current expense as a result of the acceleration. If all affected employees were to terminate their employment prior to the applicable original vesting dates, the maximum future expense as of December 31, 2005 would be approximately $751,000, and was reduced to approximately $59,000 after the scheduled vesting dates in January 2006 passed.

On November 30, 2004, Kforce accelerated the vesting of 191,930 shares of performance restricted common stock that were granted to seven members of senior management in the first quarter of 2003. These shares were originally scheduled to vest in February 2005. Of this grant, 161,646 shares were granted to the CEO and the next four highest compensated employees. Kforce recorded $27,000 of compensation expense related to this acceleration.

In addition to those activities undertaken to improve efficiencies, Kforce has attempted to manage its accounts receivable to minimize write-offs. Though there can be no assurance that Kforce will be able to maintain low levels of write-offs in the future, Kforce's ability to sustain minimum write-offs and maintain days sales outstanding of accounts receivable at low levels has contributed to its continued low levels of SG&A as a percentage of revenue. Bad debt expense was $38,000 and $1.8 million or 0.0% and 0.3% of revenue for the years ended December 31, 2005 and 2004, respectively. The year ended December 31, 2003 had a net credit to expense of $0.4 million.

Kforce has substantially restructured both its field and back office operations over the past several years. We believe that these changes not only have had a significant impact on reductions in SG&A expenses in 2003, but also have allowed us to maintain a relatively low level of SG&A as a percentage of revenue, as revenues increased in 2004 and 2005. Some of the activities completed over the past three years as a result of restructuring include: (1) the roll-out of new front end software and related methodology in our field operations to ensure a consistent, disciplined process in our sales, recruiting and delivery activities; (2) the restructuring of compensation plans to more closely align with actual performance; and (3) the restructuring and consolidation of our technology infrastructure. As a result of increased efficiencies achieved by these actions, we believe the back office and other support service costs will increase at a lower rate than our revenues and profit in a growing environment. Additional systems initiatives are being undertaken in 2006 to further automate and integrate processing and support activities, which are expected to make them more efficient to scale, while also enhancing exceptional customer service capabilities. For example, we have acquired new time-entry and billing systems that are expected to be implemented in late 2006 or early 2007.

Depreciation and amortization. Depreciation and amortization were $8.3 million, $5.2 million and $4.4 million in 2005, 2004 and 2003, respectively, representing an increase of 58.6% and an increase of 19.4% during 2005 and 2004, respectively. Depreciation and amortization expense as a percentage of net service revenue increased to 1.0% in 2005 from 0.8% for 2004 and 0.9% for 2003. Decreases or increases by category of expense, for the year, are as follows:

(In thousands)	**2005 Expense**	**Percent Increase (Decrease)**	2004 Expense	Percent Increase (Decrease)	2003 Expense
Fixed asset depreciation	**$1,749**	**(15.6)%**	$2,073	(21.5)%	$2,641
Capital lease asset depreciation	**1,286**	**466.5**	227	—	—
Capital software amortization	**1,459**	**94.8**	749	(23.2)	976
Intangible assets amortization	**3,502**	**90.7**	1,836	338.2	419
Other amortization	**287**	**(14.6)**	336	0.0	335
Total depreciation and amortization	**$8,283**	**58.6%**	$5,221	19.4%	$4,371

The increase in expense in 2005 as compared to 2004 is primarily due to increases in amounts of intangible assets amortized as intangible assets increased from the Hall Kinion and Vista acquisitions in June of 2004 and February 2005, respectively, new capital leases for technology equipment, and increased capital software amortization related to new front end software. The increase in expense in 2004 as compared to 2003 is primarily due to the increase in the amount of intangible assets amortized as intangible assets increased from the Hall Kinion acquisition in June of 2004 as well as to new capital leases for technology equipment. Capitalized software amortization expense also decreased in 2004 due to write-offs of obsolete software purchased in 2002. The purchases and implementation of the new time-entry and billing software mentioned above, will lead to increases in software amortization in future years. We believe the implementation of this software will enhance efficiency and productivity.

Other Expense. Other expense was $1.8 million in 2005, $1.7 million in 2004 and $1.2 million in 2003. Other expense consists primarily of interest on Kforce's credit facility. The interest expense changes are primarily driven by changes in Kforce's outstanding balance and changes in the one month LIBOR rate which is used as the base rate in the credit facility. The average LIBOR rates in 2005, 2004 and 2003 were 3.46%, 1.54% and 1.20%, respectively. Other expense is partially offset by miscellaneous income of $0.6 million in 2003 consisting primarily of legal and financial settlements.

Income Before Income Taxes. The income before income taxes of $37.2 million in 2005, $11.5 million in 2004 and $5.5 million in 2003, is primarily the result of changes in net service revenues and gross margin and reduced SG&A and other expenses discussed above.

Income Taxes. The income tax provision for 2005 was $14.8 million, the income tax benefit for 2004 was $13.5 million and the income tax provision for 2003 was $0.4 million. The 2005 income tax provision resulted from Kforce earning income before income taxes of $37.2 million and Kforce's effective tax rate of 39.9%. The 2004 income tax benefit is primarily attributable to the reversal of valuation allowances of $19.2 million, initially recorded in 2002 against all deferred tax assets, offset by current and deferred tax expense of $5.7 million. The 2003 income tax provision is due to the recording of state income tax expense for which no corresponding state tax carryforwards were available.

Net Income. Net income was $22.3 million in 2005 compared to $25.0 million in 2004 and $5.1 million in 2003, resulting from the net effects of those items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations through cash generated by operating activities and funds available from our revolving credit facilities. As highlighted in the Statements of Cash Flows, Kforce's liquidity and available capital resources are impacted by four key components: existing cash and equivalents, operating activities, investing activities and financing activities.

Cash and Equivalents

Cash and equivalents totaled $37.1 million at the end of 2005, an increase of $36.7 million from the $0.4 million at year-end 2004 and $23.4 million more than the $13.7 million at year-end 2003. As further described below, during 2005, Kforce generated $49.1 million of cash from operating activities, used $7.2 million of cash in investing activities and used $5.2 million in financing activities.

Operating Activities

During 2005, cash flow provided by operations was approximately $49.1 million, resulting primarily from net income and non-cash adjustments for depreciation and amortization and for deferred income taxes, and an increase in accrued payroll costs.

At December 31, 2005, Kforce had $55.4 million in positive working capital in addition to its $37.1 million of cash and equivalents. Its current ratio (current assets divided by current liabilities) was 2.5 at the end of 2005 as compared to 1.3 at the end of 2004.

Investing Activities

During 2005, cash flow used in investing activities was approximately $7.2 million, resulting primarily from $2.9 million for the acquisition of Vista and $5.3 million in capital expenditures, consisting primarily of computer software, offset by $1.0 million from the release of restricted cash. Kforce expects cash and non-cash capital expenditures to remain relatively constant in 2006, primarily as the result of plans to purchase and implement new customer contracts management, time-entry, billing and possibly other software. Anticipated cash and non-cash capital expenditures in 2006 are currently expected to be in the $10 million to $12 million range and Kforce believes it has sufficient cash and borrowing capacity to fund these and such other capital expenditures necessary to operate the business.

Financing Activities

For the year 2005, cash flow used by financing activities was approximately $5.2 million, resulting primarily from the purchase of treasury shares of $5.9 million and the repayment of $2.0 million of capital expenditure financing offset by proceeds of $2.1 million from the exercise of stock options and $0.9 million in net borrowings on our bank line of credit.

Kforce periodically issues restricted stock as part of compensation plans for certain members of corporate and field management. Details regarding these issuances can be found in Note 10 to the Financial Statements.

Credit Facility

Long-term debt outstanding under the $100 million Amended and Restated Credit Facility with a syndicate of three banks ("the Credit Facility") was $35.0 million and $34.1 million at the end of 2005 and 2004, respectively.

On October 28, 2005, Kforce entered into a Seventh Amendment to the Credit Facility (the "Extended Credit Facility") with a syndicate led by Bank of America. Under the Extended Credit Facility, Kforce's maximum borrowings are limited to $100 million. In addition, Kforce has the right under the Extended Credit Facility to increase the maximum borrowings available to $140 million under an accordion feature. Borrowings under the Extended Credit Facility are limited to 85% of eligible accounts receivable. Under the Extended Credit Facility, Kforce may have loans outstanding with a rate of LIBOR plus 1.25% or Prime minus 0.25%. To the extent that Kforce has unused availability under the Extended Credit Facility, an unused line fee is required to be paid equal to 0.25% of the average unused balance on a monthly basis. Kforce was required to pay a closing fee of $250,000 upon entering into the Extended Credit Facility, and is also required to pay an annual administrative fee of $50,000. Borrowings under the Extended Credit Facility are secured by all of the assets of Kforce. Under the Extended Credit Facility, Kforce is required to meet certain minimum availability and fixed charge coverage ratio requirements, and is permitted to make dividend distributions if borrowing availability under the Extended Credit Facility is not less than $15,000,000 after giving effect to the distributions. Kforce has been in compliance with the minimum availability and fixed charge coverage ratio requirements at all times during the history of the Extended Credit Facility. The Extended Credit Facility expires on November 3, 2010.

In addition to the $35.0 million and $67.9 million outstanding, the amounts available under the Credit Facility as of December 31, 2005 and March 2, 2006 were $36.7 million and $16.8 million, respectively.

On June 23, 2005, our Board of Directors increased its authorization for open market repurchases of common stock by $20 million to $135 million. As of December 31, 2005 and March 2, 2006, we had repurchased approximately 20.4 million shares for $114.9 million under this plan. Therefore, approximately $20.1 million was available under the current board authorization as of December 31, 2005 and March 2, 2006. Additional stock repurchases could have a material impact on the cash flow requirements for the next twelve months.

In March, April and May of 2003, we entered into four fixed interest rate swap contracts for a total notional amount of $22 million expiring in March and May of 2005. The contracts, which have been classified as cash flow hedges pursuant to SFAS 133, as amended, effectively converted $22 million of our outstanding debt under the Credit Facility to a fixed rate basis at an annual rate of approximately 4%, thus reducing the impact of interest rate changes on future income. One of these contracts expired on March 29, 2005. Subsequent to March 29, 2005, the remaining contracts effectively converted $12 million of our outstanding debt under the credit facility to a fixed rate basis of approximately 4% until their expiration on May 31, 2005. After the expiration of the remaining interest rate swap contracts and prior to Kforce entering into the Extended Credit Facility, Kforce's interest rate on the entire Credit Facility returned to rates ranging from Prime to Prime plus .75% or LIBOR plus 1.75% to LIBOR plus 3.25% pursuant to certain financial performance targets as set forth in the original Amended Credit Facility.

Contractual Obligations and Commercial Commitments

Summarized below are Kforce's obligations and commitments to make future payments under lease agreements and debt obligations as of December 31, 2005:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$41,936	$ 9,724	$11,286	$ 5,178	$15,748
Capital leases	4,779	2,120	2,659	—	—
Credit facility	35,000	—	—	35,000	—
Deferred compensation plan liability	8,902	1,246	589	405	6,662
Other debt	1,775	995	780	—	—
Total	$92,392	$14,085	$15,314	$40,583	$22,410

Kforce has a non-qualified deferred compensation plan pursuant to which eligible highly compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other accrued liabilities and other long-term liabilities, are payable upon retirement or termination of employment. Amounts payable upon the retirement or termination of employment may become payable during the next five years if covered employees retire or terminate during that time.

The amount outstanding on our Credit Facility currently bears interest at a rate of approximately 6.0% on $35.0 million of the debt. At this level of $35.0 million of debt and this effective rate of 6.0% on the entire balance, for a period of one year, interest expense would be approximately $2.1 million.

Kforce provides letters of credit to certain vendors in lieu of cash deposits. Kforce currently has letters of credit totaling $5,728 outstanding for facility lease deposits, workers compensation and property insurance obligations.

Kforce has no material, unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

We believe that existing cash and cash equivalents, cash flow from operations, and borrowings under the Credit Facility will be adequate to meet the capital expenditure and the working capital requirements of current operations for at least the next twelve months. However, deterioration in the business environment and market conditions could negatively impact operating results and liquidity. There is no assurance that, if operations were to deteriorate and additional financing were to become necessary, we will be able to obtain financing in amounts sufficient to meet operating requirements or at terms which are satisfactory and which allow us to remain competitive. Our expectation that existing resources will fund capital expenditure and working capital requirements is a forward-looking statement that is subject to risks and uncertainties.

Actual results could differ from those indicated as a result of a number of factors, including the use of currently available resources for possible acquisitions and possible additional stock repurchases.

Acquisitions and Divestitures

Kforce made acquisitions and divestitures in 2005 and 2004 which are discussed in Note 6 to the Financial Statements. In addition, on January 31, 2006 we completed the acquisition of PCCI Holdings, Inc., as discussed below.

PCCI Holdings, Inc.

On January 31, 2006, Kforce acquired PCCI Holdings, Inc., pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among Kforce, Trevose Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Kforce ("Merger Sub"), PCCI Holdings, Inc., a Delaware corporation ("PCCI"), H.I.G. Pinkerton, Inc., a Cayman company, in its capacity as Representative, William D. Pinkerton and Richard J. Quigley. Under the terms of the Merger Agreement, Kforce acquired all of the outstanding stock of PCCI for approximately $60,000,000 (the "Purchase Price") payable in cash at closing, subject to certain adjustments as provided for in the Merger Agreement. On the closing date, Kforce placed into escrow $6,000,000 of the total Purchase Price to secure PCCI's indemnification obligations, and to satisfy certain adjustments to the Purchase Price. To the extent that escrowed funds remain after satisfaction of PCCI's indemnification obligations and Purchase Price adjustments, those amounts will be released to PCCI and accounted for as Purchase Price as of the date the proceeds are issuable from the escrow.

PCCI was a privately held company based in Trevose, Pennsylvania that, through its wholly-owned subsidiaries (primarily Pinkerton Computer Consultants, Inc.), produced revenue of approximately $95 million in technology staffing and the Federal government IT services sector over the last 12 months. Approximately 35% of that revenue was generated in the government sector. As a result of the above acquisition, Kforce expanded its presence in technology staffing in both the Federal government and commercial sectors. Because the closing occurred in 2006, none of PCCI's results of operations have been included in Kforce's consolidated financial statements as of December 31, 2005. Kforce is currently in the process of allocating the purchase price to the fair values of the assets and liabilities acquired in conjunction with the acquisition.

VistaRMS, Inc.

On February 1, 2005, Kforce completed the acquisition of substantially all of the assets of VistaRMS, Inc. ("Vista"), a privately held company based in Herndon, Virginia. Vista is engaged in the business of providing integrated business and information technology staffing and solutions to the commercial and government sectors. The integration of the operations of Vista into Kforce was substantially complete as of the end of the first quarter of 2005.

Pursuant to an Asset Purchase Agreement, dated as of December 3, 2004, between Kforce, Vista, and the shareholders of Vista, Kforce purchased substantially all of the assets of Vista and assumed and became responsible for certain of Vista's liabilities at the closing of the transaction on February 1, 2005. As consideration for the assets being acquired, Kforce issued upon the closing of the transactions 2,348,337 shares of Kforce common stock (the "Common Stock"). The number of shares of Common Stock issued in connection with the Agreement was based on a price per share of Common Stock of $10.22, which represented the average per share closing price of the Common Stock during the period of October 20, 2004 through November 2, 2004.

On the date of closing, Kforce placed into escrow 450,000 shares of the Common Stock for the purpose of securing Vista's indemnification obligations under the Agreement and placed an additional 782,779 shares of the Common Stock into escrow to satisfy potential adjustments to the purchase price that were determined following the consummation of the transactions contemplated by the Agreement. Following the closing, the purchase price was reduced by approximately $3.2 million pursuant to the terms of the Agreement to reflect

(i) the extent to which the net assets of Vista as of June 30, 2004 exceeded the net assets of Vista as of the date of the closing of the transaction contemplated by the Agreement, (ii) certain of Vista's accounts receivable that were being transferred to Kforce under the Agreement and that remained uncollected 90 days following the closing of the transaction contemplated by the Agreement, and (iii) the amount of tax liability incurred by Kforce resulting from Vista's use of the cash receipts and disbursements method of accounting for computing taxable income.

At February 1, 2006, 1,809,336 shares were issued under the terms of the Agreement, with a total addition to equity of approximately $20.9 million and 225,000 shares remain in escrow. Kforce also incurred approximately $455,000 in transaction costs, which includes approximately $179,000 of transaction costs paid in 2004, and assumed net liabilities of approximately $663,000. To the extent additional shares are issued out of escrow to Vista after purchase price contingencies have been resolved, those shares will be recorded as an addition to the purchase price.

Hall, Kinion and Associates Inc.

On June 7, 2004, Kforce acquired 100% of the outstanding common stock of Hall, Kinion and Associates Inc. ("Hall Kinion") and its subsidiaries in exchange for approximately 5.7 million shares of Kforce stock. This acquisition was accounted for using the purchase method. Hall Kinion's first quarter 2004 and full year 2003 revenues were $30.4 million and $156.9 million, respectively. The results of Hall Kinion's operations since the date of acquisition have been included in Kforce's consolidated financial statements. Hall Kinion specialized in providing technology and finance and accounting related talent on a temporary and permanent basis to its customers primarily in the United States. The results of the technology and finance and accounting businesses (previously provided by Hall Kinion's "OnStaff" group) are included in Kforce's Technology and Finance and Accounting business segments, respectively.

As a result of this acquisition, Kforce expanded its market presence by adding 18 offices, not including 25 offices that have been consolidated with existing Kforce offices. The acquisition also expanded Kforce's service offerings in technology and finance and accounting in certain market segments. We believe the integration of the operations of Hall Kinion into Kforce is substantially complete and has had a positive effect on revenues, net income and earnings per share beginning in the third quarter of 2004. We have not compiled separate results for the former Hall Kinion operations because these operations have been integrated into Kforce and it is not feasible to track their results.

Details of the terms of the acquisition are included in a Registration Statement on Form S-4 that we filed on December 24, 2003, and amended on February 9, 2004, April 13, 2004, May 3, 2004 and May 5, 2004.

Income Tax Audits

We are also periodically subject to state and other local income tax audits for various tax years. During 2005, an income tax audit for the state of North Carolina was concluded with no material adverse assessments. At December 31, 2005, an ongoing audit for which no final determination has been made was being conducted by the state of New Jersey. As of March 2, 2006, we do not believe the resolution of any of these audits will have a material adverse impact on our operations or financial condition.

Registration Statement on Form S-3

On May 24, 2002, Kforce filed a Registration Statement on Form S-3 that allows the issuance of up to $250 million of common stock and other equity and financial instruments for the financing of various corporate activities to potentially include funding for acquisitions and other business expansion opportunities, as well as compensation arrangements. Such filings are referred to as "Shelf Registrations." No issuance of securities has been made under this registration statement as of December 31, 2004. The Shelf Registration was not used for the shares issued in connection with the Hall Kinion or Vista acquisitions because Shelf Registrations on Form S-3 are not available for the registration of securities issued in business combination transactions. There is no assurance that the existence of the Shelf Registration will assist Kforce in registering its securities in connection with future efforts to raise capital or for other purposes.

Management Report on Internal Control Over Financial Reporting

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

On February 20, 2006, Kforce management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of December 31, 2005, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our assessment of Kforce's internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kforce Inc.
Tampa, Florida

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting that Kforce Inc. and subsidiaries ("Kforce") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Kforce's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Kforce's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Kforce maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, Kforce maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of Kforce and our report dated March 2, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Tampa, Florida
March 2, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kforce Inc.
Tampa, Florida

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries ("Kforce") as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Kforce's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kforce Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kforce's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of Kforce's internal control over financial reporting and an unqualified opinion on the effectiveness of Kforce's internal control over financial reporting.

Deloitte & Touche LLP

Tampa, Florida
March 2, 2006

(In thousands, except per share amounts)

December 31,	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 37,104**	$ 363
Trade receivables, net of allowance for doubtful accounts and fallouts of $5,099 and $6,268, respectively	**99,354**	90,682
Income tax refund receivable	**72**	606
Current deferred tax asset, net	**15,793**	17,180
Prepaid expenses and other current assets	**3,236**	5,162
Total current assets	**155,559**	113,993
Fixed assets, net	**10,148**	8,579
Non-current deferred tax asset, net	**4,451**	19,016
Other assets, net	**20,248**	13,416
Intangible assets, net	**9,336**	9,838
Goodwill	**125,004**	108,353
Total assets	**$ 324,746**	$ 273,195
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	**$ 19,808**	$ 22,097
Accrued payroll costs	**39,332**	30,321
Bank overdrafts	**146**	1,349
Current debt—credit facility	**—**	34,100
Other current debt	**2,885**	993
Income taxes payable	**849**	303
Total current liabilities	**63,020**	89,163
Long-term debt—credit facility	**35,000**	—
Long-term debt—other	**3,167**	1,727
Other long-term liabilities	**12,857**	11,536
Total liabilities	**114,044**	102,426
Commitments and contingencies (Note 12)		
Stockholders' Equity:		
Preferred stock, $0.01 par; 15,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $0.01 par; 250,000 shares authorized, 57,895 and 55,891 issued, respectively	**579**	559
Additional paid-in capital	**278,486**	257,315
Unamortized stock-based compensation	**(1,094)**	(2,759)
Accumulated other comprehensive income	**—**	37
Retained earnings	**39,694**	17,373
Less reacquired shares at cost; 19,238 and 18,614 shares, respectively	**(106,963)**	(101,756)
Total stockholders' equity	**210,702**	170,769
Total liabilities and stockholders' equity	**$ 324,746**	$ 273,195

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Years Ended December 31,	**2005**	2004	2003
Net service revenues	**$802,265**	$661,451	$495,585
Direct costs of services	**542,276**	457,567	341,617
Gross profit	**259,989**	203,884	153,968
Selling, general and administrative expenses	**212,724**	185,488	142,915
Depreciation and amortization	**8,283**	5,221	4,371
Income from operations	**38,982**	13,175	6,682
Other expense (income):			
Interest income	**(199)**	(98)	(84)
Interest expense	**2,055**	1,827	1,703
Other (income) expense, net	**(40)**	(28)	(405)
Income before income taxes	**37,166**	11,474	5,468
Provision (benefit) for income taxes	**14,845**	(13,537)	350
Net income	**22,321**	25,011	5,118
Other comprehensive (loss) income:			
Cash flow hedges, net of taxes	**(37)**	188	154
Comprehensive income	**$ 22,284**	$ 25,199	$ 5,272
Earnings per share—Basic	**$0.58**	$0.73	$0.17
Weighted average shares outstanding—Basic	**38,527**	34,125	30,514
Earnings per share—Diluted	**$0.55**	$0.69	$0.16
Weighted average shares outstanding—Diluted	**40,616**	36,091	31,231

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

Years Ended December 31,	**2005**	2004	2003
Common stock—shares:			
Shares at beginning of period	**55,891**	48,903	48,544
Exercise of stock options	**420**	849	193
Stock issued for business acquired	**1,584**	5,742	—
Issuance of restricted stock	**—**	397	166
Shares at end of period	**57,895**	55,891	48,903
Common stock—par value:			
Balance at beginning of period	**$ 559**	$ 489	$ 485
Exercise of stock options	**4**	9	2
Stock issued for business acquired	**16**	57	—
Issuance of restricted stock	**—**	4	2
Balance at end of period	**$ 579**	$ 559	$ 489
Additional paid-in capital:			
Balance at beginning of period	**$ 257,315**	$ 197,660	$196,510
Exercise of stock options	**2,266**	4,506	872
Tax benefit from disqualifying dispositions of stock options	**341**	611	—
Deferred compensation plan transactions	**—**	—	228
Employee stock purchase plan	**256**	68	(297)
Stock issued for business acquired	**18,308**	51,331	—
Issuance of restricted stock	**—**	3,139	347
Balance at end of period	**$ 278,486**	$ 257,315	$197,660
Deferred compensation stock obligation:			
Balance at beginning of period	**$ —**	$ —	$ (742)
Change in obligation	**—**	—	742
Balance at end of period	**$ —**	$ —	$ —
Unamortized stock-based compensation:			
Balance at beginning of period	**$ (2,759)**	$ (863)	$ (894)
Issuance of restricted stock, net	**—**	(3,143)	(349)
Amortization of stock-based compensation	**1,665**	1,247	380
Balance at end of period	**$ (1,094)**	$ (2,759)	$ (863)
Accumulated other comprehensive income (loss):			
Balance at beginning of period	**$ 37**	$ (151)	$ (305)
Change in fair value of cash flow hedges, net of taxes	**(37)**	188	(151)
Amortization of hedged interest	**—**	—	305
Balance at end of period	**$ —**	$ 37	$ (151)
Retained earnings (accumulated deficit):			
Balance at beginning of period	**$ 17,373**	$ (7,638)	$ (12,756)
Net income	**22,321**	25,011	5,118
Balance at end of period	**$ 39,694**	$ 17,373	$ (7,638)
Treasury stock—shares:			
Shares at beginning of period	**18,614**	18,350	18,286
Deferred compensation plan transactions	**—**	—	177
Employee stock purchase plan	**(127)**	(121)	(162)
Repurchase of common stock	**751**	385	49
Shares at end of period	**19,238**	18,614	18,350
Treasury stock—cost:			
Balance at beginning of period	**$(101,756)**	$ (98,092)	$ (97,452)
Deferred compensation plan transactions	**—**	—	(1,357)
Employee stock purchase plan	**705**	646	863
Repurchase of common stock	**(5,912)**	(4,310)	(146)
Balance at end of period	**$(106,963)**	$(101,756)	$ (98,092)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	**2005**	2004	2003
Cash flows from operating activities:			
Net income	**$ 22,321**	$ 25,011	$ 5,118
Adjustments to reconcile net income to cash provided by operating activities:			
Deferred income tax provision (benefit), net	**14,945**	(12,789)	—
Depreciation and amortization	**8,283**	5,221	4,371
Amortization of stock-based compensation	**1,795**	1,247	380
Gain on cash surrender value of Company-owned life insurance policies	**(546)**	(469)	(1,469)
Deferred compensation expenses	**533**	404	1,226
Provision for (recovery of) bad debts on accounts receivable	**38**	1,846	(394)
(Gain) loss on asset sales/disposals	**(38)**	224	74
Amortization of hedged interest	**—**	—	305
Loss on asset impairment	**—**	498	—
(Increase) decrease in operating assets:			
Trade and notes receivables, net	**1,422**	(13,090)	1,212
Prepaid expenses and other current assets	**1,037**	(458)	783
Income tax refund receivable	**533**	(338)	551
Other assets, net	**(1,956)**	(1,058)	(560)
Increase (decrease) in operating liabilities:			
Accounts payable and other accrued liabilities	**(3,865)**	(807)	(2,056)
Accrued payroll costs	**6,861**	4,745	2,209
Bank overdrafts	**(1,204)**	(2,040)	867
Income taxes payable	**(41)**	203	—
Other liabilities	**(970)**	(1,970)	364
Cash provided by operating activities	**49,148**	6,380	12,981
Cash flows from investing activities:			
Capital expenditures	**(5,304)**	(3,646)	(1,255)
Acquisition, net of cash received	**(2,903)**	(28,012)	—
Release of restricted cash	**964**	—	—
Cash proceeds from sale of assets	**13**	42	208
Cash used in investing activities	**(7,230)**	(31,616)	(1,047)
Cash flows from financing activities:			
Proceeds from bank line of credit	**157,835**	241,688	34,351
Payments on bank line of credit	**(156,935)**	(229,588)	(34,351)
Payment of loan financing costs	**(250)**	—	—
Payment of capital expenditure financing	**(2,055)**	(421)	—
Proceeds from exercise of stock options	**2,140**	4,515	874
Repurchases of common stock	**(5,912)**	(4,310)	(146)
Cash (used in) provided by financing activities	**(5,177)**	11,884	728
Change in cash and cash equivalents	**36,741**	(13,352)	12,662
Cash and cash equivalents at beginning of year	**363**	13,715	1,053
Cash and cash equivalents at end of year	**$ 37,104**	$ 363	$ 13,715

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Kforce Inc. and subsidiaries ("Kforce") is a provider of professional staffing services in 71 locations in 43 markets in the United States. Kforce provides its customers staffing services in the following specialties: Technology, Finance and Accounting, and Health and Life Sciences. Kforce provides flexible staffing services on both a temporary and contract basis and provides search services on both a contingency and retained basis. Kforce serves clients from the Fortune 1000, as well as local and regional, small to mid-size companies.

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its subsidiaries. References in this document to "Kforce," "the Company," "we," "our" or "us" refer to Kforce or its subsidiaries, except where the context otherwise requires. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Kforce classifies all highly liquid investments with an initial maturity of three months or less as cash equivalents.

Allowance for Doubtful Accounts and Fallouts

Kforce has established a reserve for expected credit losses and fallouts on trade receivables based on past experience and estimates of potential future write offs. Kforce performs ongoing analyses of factors including recent write off and delinquency trends, changes in economic conditions, a specific analysis of material receivable balances that are past due, and concentration of accounts receivables among clients in establishing this reserve. The allowance as a percentage of gross accounts receivable was 4.9% as of December 31, 2005 and 6.5% as of December 31, 2004. No single client has a receivable balance greater than 3.3% of the total accounts receivable and the top ten clients represent approximately 20.2% of the total accounts receivable balance.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases, which range from three to fifteen years.

Income Taxes

Kforce accounts for income taxes under the principles of Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." SFAS 109 requires the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. SFAS 109 requires that unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a valuation allowance must be recorded against that asset. The tax benefits of deductions attributable to the employees' disqualifying dispositions of shares obtained from incentive stock options are reflected as increases in additional paid-in capital.

Fair Value of Financial Instruments

Kforce, using available market information and appropriate valuation methodologies, has determined the estimated fair value of financial instruments. However, considerable judgment is required in interpreting data to develop the estimates of fair value. The fair values of Kforce's financial instruments are estimated based on current market rates and instruments with the same risk and maturities. The fair value of long-term debt approximates its carrying value due to the variable interest rate applicable to the debt.

Goodwill and Intangible Assets

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," Kforce does not amortize goodwill but performs an annual review to ensure that no impairment of goodwill exists. In some of Kforce's acquisitions, a portion of the purchase price has been allocated to non-compete agreements and customer lists. These assets have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets. Kforce also has allocated a portion of the purchase price of Hall Kinion to the OnStaff trade name. This asset has been determined to have an indefinite life and is not being amortized.

Impairment of Long-Lived Assets

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Kforce periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. Impairment losses, if any, are recorded in the period identified. Significant judgment is required to determine whether or not impairment has occurred. The determination is made by evaluating expected future undiscounted cash flows or the anticipated recoverability of costs incurred and, if necessary, determining the amount of the loss, if any, by evaluating the fair value of the assets.

Capitalized Software

Kforce purchases, and in certain cases develops, and implements new computer software to enhance the performance of its accounting and operating systems. Kforce accounts for direct internal and external costs subsequent to the preliminary stage of the projects under the principles of AICPA Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software development costs are being capitalized and classified as other assets and amortized over the estimated useful life of the software using the straight-line method. Direct internal costs, such as payroll and payroll-related costs, and external costs incurred during the development stage of each project are capitalized and classified as capitalized software. Kforce capitalized development stage implementation costs of $3,134 and $976 during the years ended 2005 and 2004, respectively. Kforce did not incur or capitalize any internally developed software costs during 2003.

Deferred Loan Costs

Costs incurred to secure Kforce's Credit Facility were capitalized and are being amortized over the terms of the related agreements using the straight-line method.

Commissions

Associates make placements and earn commissions as a percentage of actual revenue or gross profit pursuant to a calendar year basis commission plan. The amount of commissions paid as a percentage of revenue or gross profit increases as volume increases. Kforce accrues commissions for actual revenue or gross profit at a percentage equal to the percent of total expected commissions payable to total revenue and gross profit for the year.

Stock-Based Compensation

SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," was issued in December 2002. SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change from the intrinsic-value-based method of recognizing stock compensation under Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," to the SFAS 123 fair-value-based method of accounting for stock-based employee compensation. Under the fair value method, the fair value of stock options granted to employees is recognized as compensation over the service period (usually the vesting period). Under the intrinsic value method, compensation expense is recognized for options that are in-the-money, thereby having intrinsic value, at the date of grant. SFAS 148 also amends SFAS 123 to require more prominent disclosure in interim and annual financial statements of the effect of all stock-based compensation. Kforce continues to apply the intrinsic-value method under APB Opinion 25 in accounting for its plans and discloses the effect on net income and earnings per share as if Kforce had applied the fair value recognition provisions of SFAS 148 to stock-based employee and non-employee compensation. As of December 31, 2005, Kforce had two stock-based compensation plans currently under which options are outstanding, an employee incentive stock option plan (the "Employee Incentive Stock Option Plan") and a non-employee director stock option plan (the "Non-Employee Director Stock Option Plan"). The Employee Incentive Stock Option Plan and the Non-Employee Director Stock Option Plan expired in March and October of 2005, respectively. Kforce applies the recognition and measurement principles of APB Opinion 25 and related interpretations in accounting for those plans. All options granted under those plans have had an exercise price equal to the market value of the underlying common stock on the date of the grants.

The table below illustrates the effects on Kforce's net income and earnings per share had compensation cost for Kforce's option plans been determined based on the fair value at the grant dates, as prescribed by SFAS 148.

Included in the pro forma amounts below for 2004 is an expense related to options to purchase 856 shares of common stock for which vesting was accelerated in September 2004. As a result of recognizing this expense during the period in which they were accelerated, no future expense related to these options will be incurred. These options were originally scheduled to vest during 2005 and 2006.

In addition, in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," the modification to accelerate the vesting of a fixed award effectively results in the renewal for that award if, after the modification, an employee is able to exercise the award that, under the original terms, would have expired unexercisable. Accordingly, in the event that an employee terminates prior to the time that the stock options would have vested under the original terms, Kforce would incur additional compensation expense based upon the intrinsic value at the time of the acceleration of vesting, reduced by any amounts previously expensed as a result of the acceleration.

If all affected employees were to terminate their employment prior to the applicable original vesting dates, the maximum future expense would be approximately $3,253, with such amount reduced to approximately $940 after scheduled vesting dates in January 2005 have passed and to approximately $59 after scheduled vesting dates in January 2006 have passed.

	Pro Forma		
Years Ended December 31,	**2005**	2004	2003
Net income (loss):			
As reported (b)	**$22,321**	$25,011	$ 5,118
Compensation expense (benefit) per SFAS 123, net of related tax benefits (a)(c)	**(4,359)**	(2,709)	(3,467)
Pro forma net income (loss)	**$17,962**	$22,302	$ 1,651
Earnings (loss) per share:			
Basic:			
As reported	**$0.58**	$0.73	$0.17
Pro forma	**$0.47**	$0.65	$0.05
Diluted:			
As reported	**$0.55**	$0.69	$0.16
Pro forma	**$0.45**	$0.62	$0.05

(a) The pro forma stock-based employee compensation expense for the options to purchase 856 shares of common stock that were accelerated in September 2004 was $685. Excluding this amount from the pro forma results above would have resulted in expense, net of tax, of $2,294 for the year ended December 31, 2004. Pro forma net income per share—basic would have been $0.67 and pro forma net income per share—diluted would have been $0.63 for the year ended December 31, 2004.

(b) Included in the calculation of net income is expense related to the amortization of Kforce's restricted stock plan. Restricted stock amortization is treated the same under SFAS 123 and APB 25 and therefore has no impact on the pro forma net income.

(c) No tax benefit has been included in the Pro Forma net income calculation for the year ended December 31, 2003 as Kforce recorded a valuation allowance that fully offset its net deferred tax assets as of that date.

For purposes of determining the compensation expense per SFAS 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods: dividend yield of 0.0%, risk-free interest rates of 3.9% for options granted, a weighted average expected option term of 4.7 years, and a volatility factor of 50%.

Self-Insurance

Kforce offers employee benefit programs, including workers compensation and health insurance, to eligible employees, for which Kforce is self-insured for a portion of the cost. Kforce retains liability up to $250 for each workers compensation accident and up to $200 annually for each health insurance participant. Self-insurance costs are accrued using estimates to approximate the liability for reported claims and claims incurred but not reported.

Revenue Recognition

Net service revenues consist of search fees and flexible billings inclusive of billable expenses, net of credits, discounts and fallouts. Kforce recognizes flexible billings based on hours worked by assigned personnel. Search fees are recognized upon placement, net of an allowance for "fallouts." Fallouts are search placements that do not complete the contingency period. Contingency periods are typically ninety days or less.

Revenues received as reimbursements of billable expenses are reported gross within revenue in accordance with Emerging Issues Task Force, Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised of unrealized gains and losses from changes in the fair value of certain derivative instruments that qualify for hedge accounting under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Accounting for Deriviatives

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It also requires that all derivatives and hedging activities be recognized as either assets or liabilities in the balance sheet and be measured at fair value. Gains or losses resulting from the changes in fair value of derivatives are recognized in net income (loss) or recorded in other comprehensive income (loss), and recognized in the statement of operations when the hedged item affects earnings, depending upon the purpose of the derivatives and whether they qualify for hedge accounting treatment. Kforce's policy is to designate at a derivative's inception the specific assets, liabilities, or future commitments being hedged and monitor the derivative to determine if it remains an effective hedge. Kforce does not enter into or hold derivatives for trading or speculative purposes. The fair value of Kforce's interest rate swap agreements is based on dealer quotes. In the unlikely event that the counterparty fails to perform under the contract, Kforce bears the credit risk that payments due to Kforce, if applicable, may not be collected.

Earnings Per Share

Under SFAS 128, "Earnings Per Share," basic earnings (loss) per share is computed as earnings divided by weighted average shares outstanding. Diluted earnings (loss) per share include the dilutive effects of stock options and other potentially dilutive securities such as non-vested stock grants and shares held in escrow related to the purchase of VistaRMS, Inc. (Note 6).

Options to purchase 2,549, 2,381 and 3,421 shares of common stock were not included in the computations of diluted earnings per share for the years ended December 31, 2005, 2004 and 2003, respectively, because these options were anti-dilutive. The dilutive effect of options to purchase 3,639, 4,081 and 2,662 shares of common stock and 305, 318 and 404 shares of restricted stock are included in the computation of diluted earnings per share for the years ended December 31, 2005, 2004 and 2003, respectively.

Recently Issued Accounting Pronouncements

The following recently issued accounting pronouncements were effective for Kforce beginning January 1, 2004, and management has determined that the adoption of these standards had no material impact on Kforce's consolidated financial statements.

- SFAS 143, "Accounting for Asset Retirement Obligations," requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it occurred.
- SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections," rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 13, "Accounting for Leases," eliminating an inconsistency between certain sale-lease-back transactions.
- SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan.
- SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. The changes in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying asset or liability to conform it to language

used in FIN 45, and (4) amends certain other existing pronouncements.

- SFAS 150, "Accounting for Certain Financial Instruments with Certain Characteristics of Both Liabilities and Equity," establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).

SFAS 153, "Exchange of non-monetary assets," amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on Kforce's consolidated financial statements.

In December of 2004, the Financial Accounting Standards Board ("FASB") issued a revised version of SFAS 123, "Share-Based Payment" (SFAS 123R). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services, but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. This statement is effective for Kforce as of the beginning of the first annual reporting period that begins after June 15, 2005. Kforce intends to adopt SFAS 123R using the modified prospective method, and management does not believe the adoption of this standard will have a material impact on Kforce's consolidated financial statements as all of Kforce's outstanding stock options were fully vested as of December 31, 2005.

In May of 2005, FASB issued SFAS 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion 20, "Accounting Changes," and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." This statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. This statement also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Previously, APB Opinion 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not believe the adoption of this standard will have a material impact on Kforce's consolidated financial statements.

2. FIXED ASSETS

Major classifications of fixed assets and related asset lives are summarized as follows:

December 31,	Useful Life	**2005**	2004
Land		**$ 1,310**	$ 1,310
Furniture and equipment	5- 7 years	**5,434**	5,424
Computer equipment	3- 5 years	**1,433**	1,188
Leasehold improvements	3-15 years	**4,267**	3,936
Capital leases	3 years	**5,837**	2,248
		18,281	14,106
Less accumulated depreciation and amortization		**8,133**	5,527
		$10,148	$ 8,579

Kforce purchased fixed assets totaling $1,058 and $1,272, and invested in assets under capital leases of $3,589 and $2,248, during 2005 and 2004. Depreciation and amortization expense during 2005, 2004 and 2003 was $3,035, $2,300 and $2,640, respectively. Kforce recognized losses on the sale or disposal of assets of $38, $224 and $74 for the years ended 2005, 2004 and 2003, respectively.

Land consists of a parcel of property adjacent to the site of the corporate headquarters building.

3. INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Years Ended December 31,	**2005**	2004	2003
Current:			
Federal	**$ (223)**	$ 265	$ —
State	**123**	(1,013)	350
Deferred	**14,945**	6,461	2,200
Increase (decrease) in valuation allowance	**—**	(19,250)	(2,200)
	$14,845	$(13,537)	$ 350

The provision (benefit) for income taxes shown above varied from the statutory federal income tax rates for those periods as follows:

Years Ended December 31,	**2005**	2004	2003
Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax effect	**4.6**	(2.4)	6.4
Non-deductible compensation	**—**	10.6	6.2
Non-deductible meals and entertainment	**0.1**	2.6	4.1
Alternative Minimum Tax	**(0.6)**	2.3	—
Other	**0.8**	1.7	(4.3)
Deferred tax asset valuation allowance	**—**	(167.8)	(41.0)
Effective tax rate	**39.9%**	(118.0)%	6.4%

Deferred income tax assets and liabilities are comprised of the following:

December 31,	2005	2004
Deferred taxes, current:		
Assets		
Allowance for doubtful accounts	**$ 2,144**	$ 3,145
Accrued liabilities	**2,539**	3,812
Federal net operating loss carryforward	**10,628**	9,001
State net operating loss carryforward	**1,656**	1,222
Other assets	**305**	—
	17,272	17,180
Liabilities	**(595)**	—
Current deferred tax asset, net of current deferred tax liabilities	**16,677**	17,180
Valuation allowance	**(884)**	—
Net current deferred tax asset	**$15,793**	$17,180
Deferred taxes, non-current:		
Assets		
Deferred compensation	**$ 3,742**	$ 3,686
Federal net operating loss carryforward	**5,449**	9,587
State net operating loss carryforward	**671**	5,063
Amortization of goodwill and intangible assets	**—**	4,486
Other	**873**	304
	10,735	23,126
Liabilities		
Depreciation of fixed assets	**(2,802)**	(446)
Amortization of goodwill and intangible assets	**(3,000)**	—
	(5,802)	(446)
Non-current deferred tax asset, net of non-current deferred tax liabilities	**4,933**	22,680
Valuation allowance	**(482)**	(3,664)
Net non-current deferred tax asset	**$ 4,451**	$19,016

At December 31, 2005, Kforce had federal net operating loss carryforwards ("NOLs") of approximately $45,934 related to net operating losses in 2002 and 2004 and the recording of Hall Kinion federal NOLs, both of which expire in varying amounts through 2024. Further, Kforce has approximately $55,101 of state tax NOLs at December 31, 2005, which will be carried forward to be offset against future state taxable income. The state tax NOLs expire in varying amounts through 2022.

Kforce incurred NOLs for both federal and state income tax purposes in 2004 and in years prior to 2003. For accounting purposes, the estimated tax effects of such NOLs, plus or net of timing differences, result in current and non-current deferred tax assets. However, a determination must be made that it is "more likely than not" that the NOLs will be utilized for tax purposes, or valuation allowances must be established to offset such assets. At December 31, 2002, a "more likely than not" conclusion could not be reached, and the deferred tax assets were fully reserved. Kforce had net income during 2003, and portions of the deferred tax assets were recognized by reducing such assets and the related valuation allowances by $2,200, instead of providing any 2003 income tax expense other than certain state tax expense for which corresponding state tax carryforwards were not available. In 2004, Kforce recognized a tax benefit of $13,537, which consisted of the reversal of the valuation allowance totaling $19,250, net of current and deferred tax expense of $5,713. Kforce continues to carry a $1,366 valuation allowance at December 31, 2005, offsetting federal and state NOL carryforwards for which a "more likely than not" conclusion for tax purposes could not be reached. $474 of this valuation allowance relates to net deferred tax assets recorded in conjunction with the acquisition of Hall Kinion. Therefore, if this portion of the valuation allowance is reversed at a future date, the related tax benefit will be recorded as an offset to goodwill previously recognized in conjunction with this acquisition. Also in 2004, Kforce reversed $21,841 of valuation allowances related to deferred tax assets recorded in conjunction with the Hall Kinion acquisition. The reversal of these valuation allowances has been recorded as an offset to Goodwill recognized in this acquisition.

Kforce is periodically subject to U.S. Internal Revenue Service audits for various tax years. Kforce is also periodically subject to state and other local income tax audits for various tax years. At December 31, 2005, one state income tax audit for which no final determination has been made was in progress. During 2005, an income tax audit for a state was concluded with no material adverse assessments.

4. OTHER ASSETS

December 31,	2005	2004
Cash surrender value of life insurance policies (Note 9)	**$10,831**	$ 8,452
Capitalized software, net of amortization	**7,592**	3,009
Prepaid rent—headquarters, net of amortization	**1,073**	1,184
Deferred merger and acquisition costs	**198**	178
Deferred loan costs, net of amortization	**242**	279
Cash flow hedge asset (Note 7)	**—**	37
Other non-current assets	**312**	277
	$20,248	$13,416

Cash surrender value of life insurance policies relates to policies maintained by Kforce that could be used to fund obligations under the Deferred Compensation Plan (Note 9).

Kforce purchased capitalized software for $2,911 and $2,289 during 2005 and 2004, respectively. Accumulated amortization on capitalized software was $4,508 and $3,081 as of December 31, 2005 and 2004, respectively. In addition, Kforce capitalized costs related to software developed for internal use totaling $3,134 and $976 in 2005 and 2004, respectively. Amortization expense on capitalized software during 2005, 2004 and 2003 was $1,459, $750 and $976, respectively.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Kforce periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. During the year ended December 31, 2004, it was determined that time entry software purchased but not implemented by Kforce could not be customized to meet Kforce's requirements. Based on this determination Kforce recognized an impairment loss of $498 which included $305 in capital software costs and $193 of maintenance costs. For the years ended December 31, 2005 and 2003, it was determined that there were no impairments. The impairment losses are recorded as a component of selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

As part of the agreement with the landlord of Kforce's corporate headquarters, Kforce was required to prepay lease costs relating to building upgrades above a base amount. This amount is being amortized over the 15 year term of the lease.

Deferred merger and acquisition costs of $198 and $178 were capitalized in connection with Kforce's agreement to acquire PCCI as of December 31, 2005 (Note 16) and asset purchase agreement with VistaRMS, Inc. as of December 31, 2004 (Note 6), respectively. The cost deferred and capitalized as of December 31, 2005 will be recorded as additional purchase price upon the close of the transaction with PCCI. The deferred merger and acquisition costs of $178 as of December 31, 2004 were capitalized and are recorded as part of the purchase price of VistaRMS, Inc.

Accumulated amortization on deferred loan costs was $8 and $2,221 as of December 31, 2005 and 2004, respectively. In November 2005, Kforce signed the Seventh Amendment to our Credit Facility. As a result, the fully amortized expense relating to previous agreements was written off. Amortization expense on deferred loan costs was $288, $335 and $335 in 2005, 2004 and 2003, respectively.

5. GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," Kforce completed annual tests for goodwill impairment as required and found no impairment existed at December 31, 2005, 2004 or 2003.

In accordance with SFAS 141, "Business Combinations," Kforce assigned, based on a valuation analysis performed by an independent firm, $2,800 to customer list intangible assets and $200 related to non-compete agreements in the acquisition of Vista (Note 6). In 2004, Kforce assigned, based on a valuation analysis performed by an independent firm, $10,000 to customer list intangible assets and $870 related to the OnStaff trade name in the acquisition of Hall Kinion (Note 6). The remaining value of intangible assets relates to customer lists and non-compete agreements acquired during 2001 that are being amortized over four years. Accumulated amortization on intangible assets from acquisitions was $6,211 and $2,709 as of December 31, 2005 and 2004, respectively. Amortization expense on intangible assets from acquisitions for 2005, 2004 and 2003 was $3,502, $1,836 and $419, respectively. For existing intangible assets from acquisitions, amortization expense for 2006, 2007, 2008, 2009 and 2010 will be $3,258, $3,258, $1,841, $105 and $4, respectively.

6. ACQUISITIONS AND DIVESTITURES

FOR THE YEAR ENDED DECEMBER 31, 2005

VistaRMS, Inc.

On February 1, 2005, Kforce completed the acquisition of substantially all of the assets of VistaRMS, Inc. ("Vista"), a privately-held company based in Herndon, Virginia, in exchange for 2,348 shares of Kforce common stock. This transaction was accounted for using the purchase method. The results of Vista's operations since the date of acquisition have been included in Kforce's consolidated financial statements. Vista had produced revenue of approximately $50,000 in technology staffing over the 12 months prior to the acquisition with approximately 40% of that revenue in the Federal government sector. As a result of this acquisition, Kforce has been able to expand its presence in the Federal government sector.

As consideration for the purchase, Kforce issued 2,348 shares of Kforce stock of which 1,233 were held in escrow under the terms of the agreement. The Kforce stock was valued at a price of $11.57 per share, the average market price of the shares from the period 5 days before and after the date the agreement was signed and announced. At December 31, 2005, 1,584 shares were issued under the terms of the agreement, with a total addition to equity of $18,324, and 450 shares remained in escrow. Kforce also incurred $455 in transaction costs, which includes $179 of transaction costs paid in 2004, and assumed net liabilities of $663. To the extent additional shares are issued out of escrow to Vista after purchase price contingencies have been resolved, those shares will be recorded as an addition to the purchase price.

The following table summarizes the total purchase price, net assets acquired and intangible assets recorded in conjunction with the acquisition:

Equity issued	$18,324
Transaction costs	455
Total purchase price	$18,779
Goodwill	$16,442
Customer lists	2,800
Non-compete agreements	200
Net liabilities acquired	(663)
Total purchase price	$18,779

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable	$10,031
Other assets	75
Total assets acquired	10,106
Current liabilities	5,347
Debt	2,467
Long-term liabilities	2,955
Total liabilities assumed	10,769
Net liabilities assumed	$ 663

Included in current and long-term liabilities above are a net deferred tax liability of $1,200 and a federal tax liability of $2,344 that were acquired in conjunction with the acquisition.

Based on an analysis completed in accordance with SFAS 141, $2,800 of the excess purchase price has been allocated to customer lists and contracts that are being amortized over a weighted average useful life of 4 years, and $200 of the excess purchase price has been allocated to non-compete agreements that are being amortized over a weighted average useful life of 5 years.

The $16,442 of remaining excess purchase price has been assigned to goodwill. This goodwill has been allocated to the Technology business segment. This goodwill is not deductible for tax purposes.

FOR THE YEAR ENDED DECEMBER 31, 2004

Hall, Kinion & Associates Inc.

On June 7, 2004, Kforce acquired 100% of the outstanding common stock of Hall, Kinion and Associates Inc. and its subsidiaries ("Hall Kinion"). This transaction was accounted for using the purchase method. The results of Hall Kinion's operations since the date of acquisition have been included in Kforce's consolidated financial statements. Hall Kinion specialized in providing technology and finance and accounting related talent on a temporary and permanent basis to its customers primarily in the United States. As a result of this acquisition, Kforce expanded its market presence by adding 18 offices, not including those offices already combined with existing Kforce offices. The acquisition also expanded Kforce's service offerings in technology and finance and accounting in certain market segments.

As consideration for the purchase of the common stock, Kforce issued 5,742 shares of Kforce stock at a price of $8.95 a share, the market price of the shares on the date of issuance, with a total addition to equity of $51,388. Kforce also incurred $13,899 in transaction costs, which includes approximately $1,459 of transaction costs paid in 2003. Additionally, Kforce assumed net assets of $10,152 and bought out potential future earnouts related to OnStaff for $2,500. Kforce recorded an adjustment to the assets acquired of $209 in 2005 due to changes to the net deferred tax assets realized in 2005 increasing goodwill by $209. The following table summarizes the total purchase price, net assets acquired and intangible assets recorded in conjunction with the acquisition:

Equity issued	$51,388
Transaction costs	13,899
Future earnouts—OnStaff	2,500
Total purchase price	$67,787
Goodwill	$46,765
Customer lists	10,000
Trade name	870
Net assets acquired	10,152
Total purchase price	$67,787

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$ 2,827
Other current assets	19,895
Furniture and equipment	586
Other assets	21,657
Total assets acquired	44,965
Current liabilities	14,233
Long-term debt	10,638
Other long-term liabilities	9,942
Total liabilities assumed	34,813
Net assets acquired	$10,152

Included in other current assets and other assets above is a net deferred tax asset of $23,266 that was acquired in conjunction with the acquisition.

Based on an analysis completed in accordance with SFAS 141, "Business Combinations" ("SFAS 141"), $10,000 of the excess purchase price was allocated to acquired intangible assets and is included in intangible assets, net in the accompanying consolidated balance sheet. Such value is assigned to customer lists and contracts that are amortized over a weighted average useful life of 4 years. An additional $870 was assigned to the OnStaff trade name, which is also included in intangible assets, net, in the accompanying consolidated balance sheet. This asset has been determined to have an indefinite life and is not being amortized.

The $46,765 of remaining excess purchase price was assigned to goodwill. This goodwill has been allocated to the Technology and Finance and Accounting business segments. This goodwill is not deductible for tax purposes.

The following unaudited pro forma consolidated financial information for Kforce gives effect to the acquisition of Vista and Hall Kinion as if they had occurred on January 1, 2003. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

	2005	2004	2003
Revenues	**$806,713**	$772,681	$690,809
Net income (loss)	**$ 22,403**	$ 21,379	$ (13,148)
Basic income (loss) per share	**$0.58**	$0.55	$(0.34)
Diluted income (loss) per share	**$0.55**	$0.53	$(0.34)
Basic shares outstanding	**38,762**	38,637	38,290
Diluted shares outstanding	**40,850**	40,512	38,290

7. CREDIT FACILITY

On October 28, 2005, Kforce entered into a Seventh Amendment to the Credit Facility (the "Extended Credit Facility") with a syndicate led by Bank of America. Under the Extended Credit Facility, Kforce's maximum borrowings are limited to $100,000. In addition, Kforce has the right under the Extended Credit Facility to increase the maximum borrowings available to $140,000 under an accordion feature. Borrowings under the Extended Credit Facility are limited to 85% of eligible accounts receivable. Under the Extended Credit Facility, Kforce may have loans outstanding with a rate of LIBOR plus 1.25% or Prime minus 0.25%. To the extent that Kforce has unused availability under the Extended Credit Facility, an unused line fee is required to be paid equal to 0.25% of the average unused balance on a monthly basis. Kforce was required to pay a closing fee of $250 upon entering into the Extended Credit Facility, and is also required to pay an annual administrative fee of $50. Borrowings under the Extended Credit Facility are secured by all of the assets of Kforce. Under the Extended Credit Facility, Kforce is required to meet certain minimum availability and fixed charge coverage ratio requirements, and is permitted to make dividend distributions if borrowing availability under the Extended Credit Facility is not less than $15,000 after giving effect to the distributions. Kforce has been in compliance with the minimum availability and fixed charge coverage ratio requirements at all times during the history of the Extended Credit Facility. The Extended Credit Facility expires on November 3, 2010.

In March, April and May of 2003, we entered into four fixed interest rate swap contracts for a total notional amount of $22,000 expiring in March and May of 2005. The contracts, which have been classified as cash flow hedges pursuant to SFAS 133, as amended, effectively converted $22,000 of our outstanding debt under the Credit Facility to a fixed rate basis at an annual rate of approximately 4%, thus reducing the impact of interest rate changes on future income. One of these contracts expired on March 29, 2005. Subsequent to March 29, 2005, the remaining contracts effectively converted $12,000 of our outstanding debt under the credit facility to a fixed rate basis of approximately 4% until their expiration on May 31, 2005. After the expiration of the remaining interest rate swap contracts and prior to Kforce entering into the Extended Credit Facility, Kforce's interest rate on the entire Credit Facility returned to rates ranging from Prime to Prime plus .75% or LIBOR plus 1.75% to LIBOR plus 3.25% pursuant to certain financial performance targets as set forth in the original Amended Credit Facility.

On June 23, 2005, our Board of Directors increased its authorization for open market repurchases of common stock by $20,000 to $135,000. At December 31, 2005, we had repurchased 20,368 shares for $114,857 under this plan. 751 shares have been repurchased during 2005 for $5,912. Therefore, $20,143 was available under the current board authorization as of December 31, 2005. Additional stock repurchases could have a material impact on the cash flow requirements for the next twelve months.

Borrowings under the Credit Facility were $35,000 and $34,100 as of December 31, 2005 and 2004, respectively.

8. OTHER LONG-TERM LIABILITIES

December 31,	**2005**	2004
Deferred compensation plan liability (Note 9)	**$ 8,902**	$ 8,278
Straight-line rent accrual	**1,864**	1,559
Corporate income tax payable—		
Federal non-current	**1,172**	—
Accrued rent, long-term	**919**	1,699
	$12,857	$11,536

Kforce has a non-qualified deferred compensation plan pursuant to which eligible Kforce management and highly compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other long-term liabilities, are payable upon retirement or termination of employment.

Kforce has accrued the net present value of rent for the minimum required lease payments on vacant properties and the net rent payable after sublease payments on sublet properties, at interest rates of 4% to 9%. In addition to the non-current amounts of $919 and $1,699 for 2005 and 2004 included above, respectively, net lease payments scheduled within the next 12 months of $1,016 and $2,431 for 2005 and 2004, respectively, have been included in accounts payable and other current liabilities.

Future minimum lease payments and receipts for accelerated leases and subleases under non-cancelable operating leases are summarized as follows:

	2006	2007	2008	2009	Thereafter
Lease payments	$1,944	$1,631	$721	$—	$—
Sublease receivables	928	875	425	—	—
Net leases payable	$1,016	$ 756	$296	$—	$—

Expenses of $64, $684 and $272 were recognized during 2005, 2004 and 2003, respectively, to record accrued rent related to vacated or subleased properties. The straight-lining of escalating rent payments relates primarily to Kforce's corporate headquarters facility lease (Note 12). These expenses are included in SG&A.

9. EMPLOYEE BENEFIT PLANS

401(k) Savings Plan

Kforce has a qualified defined contribution 401(k) plan covering substantially all employees. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors. Kforce has accrued a match of $813 for the plan year ended December 31, 2005. A match of $643 was made in 2005 for the plan year ended December 31, 2004. A match of $475 was made in 2004 for the plan year ended December 31, 2003. Assets of this plan are held in trust for the sole benefit of employees.

At December 31, 2005, 2004 and 2003, the Plan held 660, 862 and 981 shares, respectively, of Kforce's stock, representing approximately 1.71%, 2.31% and 3.21%, respectively, of Kforce's outstanding shares.

Employee Stock Purchase Plan

Kforce has an Employee Stock Purchase Plan which allows all employees to purchase stock at a 15% discount from the lower of the market price of Kforce's common stock at the beginning or end of the six month purchase period and without commissions on the purchases. Employees are eligible to participate in the plan as of the next plan enrollment date following their date of hire. During 2005, 2004 and 2003, respectively, Kforce issued 128, 121 and 162 shares of common stock, at an average purchase price of $7.57, $6.18 and $3.49 per share, pursuant to the plan. These shares were transferred to the plan from Kforce's treasury stock. Of the 128 shares issued in 2005, Kforce issued 55 of the shares at an average price of $7.96 and 73 shares at an average price of $7.19. Of the 121 shares issued in 2004, Kforce issued 69 of the shares at an average price of $4.34 and 52 shares at an average price of $8.02. Of the 162 shares issued in 2003, Kforce issued 74 of the shares at an average price of $3.38 and 88 shares at an average price of $3.59. In January 2006, Kforce issued 104 shares at an average price of $7.21, related to employee contributions made during the second half of 2005. Effective January 1, 2006, Kforce's Employee Stock Purchase Plan was revised to reduce the discount on the purchase of shares from 15% to 5%, and to eliminate the look back period.

Deferred Compensation Plan

Kforce has a nonqualified deferred compensation plan pursuant to which eligible management and highly compensated key employees, as defined by IRS regulations, may elect to defer part of their compensation to later years. These amounts are classified as accounts payable and other accrued liabilities if due to be paid within the next year or as other long-term liabilities if due to be paid out after the next year or upon retirement or termination of employment. At December 31, 2005 and 2004, amounts included in accounts payable and other accrued liabilities related to the deferred compensation plan totaled $1,246 and $966, respectively. Amounts included in other long-term liabilities related to the deferred compensation plan totaled $8,902 and $8,278 as of December 31, 2005 and 2004, respectively. Kforce has insured the lives of the participants in the deferred compensation plan to assist in the funding of the deferred compensation liability. The cash surrender value of these Kforce-owned life insurance policies, $10,831 and $8,452 at December 31, 2005 and 2004, respectively, are classified as other assets (Note 4). Compensation expense of $700, $731 and $1,375 was recognized for the plan for the years ended December 31, 2005, 2004 and 2003, respectively. Kforce has accrued a discretionary matching contribution of $140, 10 percent of contributions, for the plan year ended December 31, 2005. A match of $161 was made by Kforce in 2005 for the plan year ended December 31, 2004. A match of $120 was made by Kforce in 2004 for the plan year ended December 31, 2003.

10. STOCK INCENTIVE PLANS

In 1994, Kforce established the Employee Incentive Stock Option Plan that allows the issuance of Incentive Stock Options. The Employee Incentive Stock Option Plan was subsequently amended in 1996 to allow for the issuance of Nonqualified Stock Options, Stock Appreciation Rights and Restricted Stock. The number of shares of common stock that may be issued under the plan was increased from 6,000 at inception to 12,000 in 2001. The Employee Incentive Stock Option Plan expired in March of 2005.

During 1995, Kforce established the Non-Employee Director Stock Option Plan, which authorized the issuance to non-employee directors of options to purchase common stock. The maximum number of shares of common stock that can be issued under this plan is 400. The Non-Employee Director Stock Option Plan expired in October of 2005.

A summary of Kforce's stock option and restricted stock activity is as follows:

	Employee Incentive Stock Option Plan	Non-Employee Director Stock Option Plan	Total	Weighted Average Exercise Price Per Share	Weighted Average Fair Value of Options Granted
Outstanding as of December 31, 2002	5,869	319	6,188	$ 8.52	
Granted	907	—	907	$ 4.14	$1.96
Exercised	(359)	—	(359)	$ 4.37	
Forfeited	(248)	—	(248)	$10.69	
Outstanding as of December 31, 2003	6,169	319	6,488	$ 8.05	
Granted	1,605	—	1,605	$ 8.19	$4.78
Exercised	(1,246)	—	(1,246)	$ 4.94	
Forfeited	(67)	—	(67)	$ 9.90	
Outstanding as of December 31, 2004	6,461	319	6,780	$ 8.63	
Granted	**390**	**—**	**390**	**$11.00**	**$4.93**
Exercised	**(420)**	**—**	**(420)**	**$ 5.10**	
Forfeited	**(257)**	**—**	**(257)**	**$10.97**	
Outstanding as of December 31, 2005	**6,174**	**319**	**6,493**	**$ 8.85**	
Exercisable at December 31:					
2003	3,972	319	4,291		
2004	5,457	319	5,776		
2005	**6,174**	**319**	**6,493**		

On September 9, 2004, the Compensation Committee of the Board of Directors of Kforce accelerated stock options for all current employees that would otherwise have been unvested on January 1, 2005. Options to purchase a total of 855,662 shares of Kforce's common stock were accelerated. These options were held by fifteen employees, including options to purchase an aggregate of 748,162 shares of Kforce's common stock held by six Executive Officers.

Effective December 22, 2005, the former Chief Marketing Officer ceased being employed by Kforce. Kforce expects the other affected employees to continue to provide services through their applicable original vesting dates; therefore, the only expense recorded as a result of the above acceleration and subsequent termination of employment was $130 in December 2005. If the remaining affected employees were to terminate their employment prior to the applicable original vesting dates, the maximum future expense would be approximately $751 with such amount being reduced to approximately $59 after the scheduled vesting dates in January 2006 passed.

Options expire at the end of ten years from the date of grant.

The following table summarizes information about employee and director stock options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2005 (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2005 (Shares)	Weighted Average Exercise Price
$ 0.000—$ 3.150	586	7.8	$ 1.38	288	$ 2.82
$ 3.151—$ 6.300	1,661	5.6	$ 4.59	1,654	$ 4.58
$ 6.301—$ 9.450	1,694	4.8	$ 8.01	1,694	$ 8.01
$ 9.451—$12.600	1,209	7.5	$11.03	1,209	$11.03
$12.601—$15.750	1,040	3.8	$14.29	1,040	$14.29
$15.751—$18.900	2	1.9	$18.06	2	$18.06
$18.901—$22.050	1	1.8	$20.62	1	$20.62
$22.051—$25.200	213	2.1	$22.37	213	$22.37
$25.201—$28.350	87	2.3	$27.81	87	$27.81
	6,493	5.5	$ 8.85	6,188	$ 9.28

The following restricted stock grants are included in the Employee Incentive Stock Option Plan in the above table detailing grants, exercises and forfeitures. In 2001, Kforce granted approximately 194 shares of stock that was restricted as to sale, to certain members of management, not including the Chief Executive Officer, in lieu of a cash bonus.

In January 2002, Kforce issued 223 shares of restricted stock to certain members of senior management and other employees in exchange for voluntarily reducing their 2002 salary and cash bonus potential. These shares vested over a five-year period with an acceleration clause if certain Kforce common stock price thresholds were met. During 2003 and 2002, $221 and $212, respectively, were charged to compensation expense for the straight-line amortization of vesting over the five-year period. On January 5, 2004, Kforce common stock closed at a price level that fully satisfied the acceleration clause for the 2002 shares and all of such restricted stock thereby vested. Because Kforce had been amortizing the value of such restricted stock on a straight-line basis over the five-year period, and the stock price threshold had not been met on or prior to December 31, 2003, Kforce was required to record the unamortized balance of $673 as compensation expense in the period when the stock price threshold was achieved, which was the first quarter of 2004.

In February 2003, Kforce granted 192 shares of restricted stock to certain members of senior management as a component of compensation. The shares, which were originally scheduled to vest in February of 2005, were accelerated by Kforce on November 30, 2004. During 2003 and 2004, Kforce recognized $136 and $163, respectively, of compensation expense for the straight-line amortization of the vesting over two years. Kforce recognized an additional $27 of expense in 2004 due to the acceleration.

In January 2004, Kforce granted 75 shares, net of 13 shares which were forfeited, of restricted stock to certain members of senior management as a component of compensation. Also, in December 2004, Kforce granted 223 shares of restricted stock to certain members of senior management as a component of compensation. Kforce recognizes compensation expense using straight-line amortization over the vesting period of two years. Kforce recognized $383 of compensation in relation to these grants for the year ended December 31, 2004.

Kforce recognized $1,665 of compensation in relation to these grants for the year ended December 31, 2005.

Tax benefits resulting from disqualifying dispositions of shares acquired under Kforce's Employee Incentive Stock Option Plan were $341, $611 and $0 in 2005, 2004 and 2003, respectively. These tax benefits have been credited to additional paid-in-capital in the accompanying Consolidated Balance Sheets.

11. SEVERANCE COSTS

In 2005, Kforce incurred compensation expense of $1,106 for severance costs upon the termination of a named officer. These costs are a component of SG&A in the Consolidated Statement of Operations and Comprehensive Income (Loss).

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Kforce leases space and operating assets under operating and capital leases expiring at various dates, with some leases cancelable upon 30 to 90 days notice. The leases require payment of taxes, insurance and maintenance costs in addition to rental payments.

Future minimum lease payments, inclusive of accelerated lease payments (Note 8), under non-cancelable capital and operating leases are summarized as follows:

	2006	2007	2008	2009	2010	Thereafter
Capital Leases						
Present values of payments	$ 1,901	$1,719	$ 669	$ —	$ —	$ —
Interest	219	177	94	—	—	—
Cap Lease Payments	2,120	1,896	763	—	—	—
Operating Leases						
Facilities	8,591	6,500	4,206	2,623	2,495	15,748
Equipment	774	309	139	1	—	—
Furniture	359	67	66	57	1	—
Total Operating Leases	9,724	6,876	4,411	2,681	2,496	15,748
Total Leases	$11,844	$8,772	$5,174	$2,681	$2,496	$15,748

Kforce acquired $3,589 and $2,247 of computer equipment under capital leases in 2005 and 2004, respectively. Capital lease payments made in 2005 totaled $1,581, inclusive of imputed interest of $260. Interest on capital leases is calculated using an interest rate of 9%.

Rental expense under operating leases was $10,758, $13,195 and $14,784 for 2005, 2004 and 2003, respectively.

On September 14, 2001, Kforce executed an agreement for lease of its new headquarters and consolidation of its Tampa operations. Kforce has classified the lease as an operating lease. Significant terms included the prepayment of rent in the amount of $2,200. The prepayment is being amortized over the 15-year term of the lease. Kforce is required to make minimum annual lease payments escalating from approximately $1,929 to $2,949, which are included in the above future minimum lease payments. $1,901 and $2,388, respectively, related to the present value of future minimum lease payments on capital leases, are included in other current debt and long-term debt—other in the accompanying Consolidated Balance Sheet as of December 31, 2005.

Other Financing Commitments

Kforce entered into financing agreements related to the purchase of capitalized software valued at $1,799 and $893 during the years ended December 31, 2005 and 2004, respectively. Future payments under the agreements are $994 and $780, inclusive of interest of $10 and $1 for the years ended December 31, 2006 and 2007, respectively. Payments under the agreements totaled $754 inclusive of $20 of interest in 2005. $984 and $779, respectively, related to the present value of future payments under these agreements, are included in other current debt and long-term debt—other in the accompanying Consolidated Balance Sheet as of December 31, 2005.

Letters of Credit

Kforce provides letters of credit to certain vendors in lieu of cash deposits. Kforce currently has letters of credit outstanding for workers compensation and property insurance totaling $1,272 and for facility lease deposits totaling approximately $4,456.

Litigation

In the ordinary course of its business, Kforce is, from time to time, threatened with or named as a defendant in various lawsuits, including discrimination, harassment and other similar allegations. Kforce maintains insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal risks that Kforce insures against are workers' compensation, personal injury, bodily injury, property damage, professional malpractice, errors and omissions, employment practices liability and fidelity losses. Kforce is not aware of any litigation that would reasonably be expected to have a material adverse effect on its results of operations or financial condition.

Employment Agreements

Kforce has entered into employment agreements with certain executive officers and managers that provide for minimum compensation, salary and continuation of certain benefits for a six-month to three-year period under certain circumstances. The agreements also provide for a payment of one to three times their annual salary and one half to three times their average annual bonus if a change in control (as defined by the agreements) of Kforce occurs and include a covenant against competition with Kforce that extends for one year after termination for any reason. Kforce's liability at December 31, 2005 would have been approximately $25,618 in the event of a change in control or $18,076 if all of the employees under contract were to be terminated by Kforce without good cause (as defined) under these contracts.

13. SEGMENT ANALYSIS

Kforce reports segment information in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires a management approach in determining reportable segments of an organization. The management approach designates the internal organization that is used by management for making operation decisions and addressing performance as the source of determining Kforce's reportable segments. Kforce's internal reporting follows its three functional service offerings: Technology, Finance and Accounting, and Health and Life Sciences. Kforce also reports Flexible billings and Search fees separately by segment.

Historically, and through December 31, 2005, Kforce has generated only sales and gross profit information on a functional basis. As such, asset information by segment is not disclosed. Substantially all operations and long-lived assets are located in the United States.

Information concerning operations in these segments of business is as follows:

	Technology	Finance and Accounting	Health and Life Sciences	Total
2005				
Net service revenues				
Flexible billings	**$352,743**	**$211,873**	**$182,775**	**$747,391**
Search fees	**18,037**	**31,834**	**5,003**	**54,874**
Total revenue	**$370,780**	**$243,707**	**$187,778**	**$802,265**
Gross profit	**$109,856**	**$ 93,310**	**$ 56,823**	**$259,989**
2004				
Net service revenues				
Flexible billings	$294,598	$169,411	$156,071	$620,080
Search fees	11,397	26,058	3,916	41,371
Total revenue	$305,995	$195,469	$159,987	$661,451
Gross profit	$ 84,513	$ 73,263	$ 46,108	$203,884
2003				
Net service revenues				
Flexible billings.	$216,609	$103,630	$144,972	$465,211
Search fees	7,162	19,157	4,055	30,374
Total revenue	$223,771	$122,787	$149,027	$495,585
Gross profit	$ 61,646	$ 48,586	$ 43,736	$153,968

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2005				
Net service revenues	**$192,900**	**$198,470**	**$207,293**	**$203,602**
Gross profit	**60,028**	**64,064**	**68,389**	**67,508**
Net income	**3,079**	**5,669**	**6,713**	**6,860**
Net earnings per share—basic	**$0.08**	**$0.15**	**$0.17**	**$0.18**
Net earnings per share—diluted	**$0.08**	**$0.14**	**$0.17**	**$0.17**
2004				
Net service revenues	$130,208	$152,162	$188,862	$190,219
Gross profit	38,708	47,261	57,875	60,040
Net income	1,067	251	6,047	17,646
Net earnings per share—basic	$0.03	$0.01	$0.16	$0.48
Net earnings per share—diluted	$0.03	$0.01	$0.16	$0.45

$12,636 of net income in the fourth quarter of 2004 relates to net tax benefit recorded in that quarter. See Note 3 for further discussion.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	2005	2004	2003
Cash paid (received) during the period for:			
Income taxes	**$ (29)**	$ (399)	$ (441)
Interest, net	**1,888**	1,841	1,314
Non-Cash Transaction Information:			
Cash flow hedges, net of taxes	**(37)**	188	151
Tax benefit from disqualifying dispositions of stock options	**341**	611	—
Common Stock Transactions:			
Deferred compensation plan transactions	**—**	—	80
Employee stock purchase plan	**(961)**	714	566
Issuance of stock in an acquisition	**18,324**	51,388	—
Restricted stock issued or assigned in lieu of compensation, net of forfeitures	**—**	3,143	349
Software acquired under financing agreement	**1,799**	893	—
Equipment acquired under capital lease	**3,589**	2,247	—
Non-cash gain on sale of Board Network	**74**	—	—
Cash used in connection with acquisition, net:			
Transaction costs	**$ 277**	$12,441	$ —
Payment of acquired business bank line of credit	**2,467**	10,638	—
Payment of 2003 OnStaff earnout	**—**	4,210	—
Buyout of future OnStaff earnout	**—**	2,500	—
Payment of acquired business long-term liability	**—**	1,050	—
Cash received in acquisition	**—**	(2,827)	—
Transaction costs—Hall Kinion tax adjustments	**58**	—	—
Cash over draft received in acquisition	**101**	—	—
	$ 2,903	$28,012	$ —

16. SUBSEQUENT EVENT

On January 31, 2006, Kforce acquired PCCI Holdings, Inc., pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among Kforce, Trevose Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Kforce ("Merger Sub"), PCCI Holdings, Inc., a Delaware corporation ("PCCI"), H.I.G. Pinkerton, Inc., a Cayman company, in its capacity as Representative, William D. Pinkerton and Richard J. Quigley. Under the terms of the Merger Agreement, Kforce acquired all of the outstanding stock of PCCI for approximately $60,000 (the "Purchase Price") paid in cash at closing, subject to certain adjustments as provided for in the Merger Agreement. On the closing date, Kforce placed into escrow $6,000 of the total Purchase Price to secure PCCI's indemnification obligations, and to satisfy certain adjustments to the Purchase Price. To the extent that escrowed funds remain after satisfaction of PCCI's indemnification obligations and Purchase Price adjustments, those amounts will be released to PCCI and accounted for as Purchase Price as of the date the proceeds are issuable from the escrow.

PCCI was a privately held company based in Trevose, Pennsylvania that, through its wholly-owned subsidiaries (primarily Pinkerton Computer Consultants, Inc.), produced revenue of approximately $95,000 in technology staffing and the Federal government IT services sector over the last 12 months. Approximately 35% of that revenue was generated in the government sector. As a result of the above acquisition, Kforce expanded its presence in technology staffing in both the Federal government and commercial sectors. Because the closing occurred in 2006, none of PCCI's results of operations have been included in Kforce's consolidated financial statements as of December 31, 2005. Kforce is currently in the process of allocating the purchase price to the fair values of the assets and liabilities acquired in conjunction with the acquisition.

MARKET FOR KFORCE COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock trades on the NASDAQ National Market tier of The NASDAQ Stock Market(SM), under the symbol "KFRC." The following table sets forth, for the periods indicated, the range of high and low closing sale prices for our common stock, as reported on the NASDAQ National Market. These prices represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

Calendar Year	HIGH	LOW
2004:		
First Quarter	$11.00	$ 8.61
Second Quarter	$11.35	$ 8.19
Third Quarter	$ 9.55	$ 6.35
Fourth Quarter	$12.31	$ 8.15
2005:		
First Quarter	**$11.71**	**$10.06**
Second Quarter	**$11.03**	**$ 6.98**
Third Quarter	**$11.36**	**$ 8.09**
Fourth Quarter	**$12.71**	**$ 9.76**

On February 28, 2006, there were approximately 270 holders of record of our common stock. On March 2, 2006, the last reported sale price of our common stock on the NASDAQ Exchange was $12.03 per share.

Special Note Regarding Forward-Looking Statements

References in this document to "the Registrant," "Kforce," "we," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context otherwise requires.

This document contains forward-looking statements, particularly with respect to Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A.") Additional written or oral forward-looking statements may be made by Kforce from time to time, in filings with the Securities and Exchange Commission ("SEC") or otherwise. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements may include, but may not be limited to, projections of revenue, income, losses, cash flows, capital expenditures, integration of acquisitions, plans for future operations, effects of interest rate variations, financing needs or plans, plans relating to products or services of Kforce, estimates concerning the effects of litigation or other disputes, as well as assumptions to any of the foregoing. In addition, when used in this discussion, the terms "anticipates," "estimates," "expects," "intends," "plans," "believes" and variations thereof and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted. Future events and actual results could differ materially from those set forth in or underlying the forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements contained in this report, which speak only as of the date of this report. Kforce undertakes no obligation to publicly publish the results of any adjustments to these forward-looking statements that may be made to reflect events on or after the date of this report or to reflect the occurrence of unexpected events.

CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman and
Chief Executive Officer,
Kforce Inc.

John N. Allred
President, A.R.G., Inc.

W.R. Carey, Jr.
Chief Executive Officer,
Corporate Resource
Development

Richard M. Cocchiaro
Vice Chairman,
Kforce Inc.

Mark F. Furlong
President,
Marshall & Ilsley Corp.

Patrick D. Moneymaker
Chief Executive Officer,
Ocean Systems Engineering
Corporation

Elaine D. Rosen
Former President, UNUM
Life Insurance Company of
America

Ralph E. Struzziero
Adjunct Professor,
University of Southern Maine

Howard W. Sutter
Vice Chairman,
Kforce Inc.

A. Gordon Tunstall
President and
Chief Executive Officer,
Tunstall Consulting

EXECUTIVE AND SENIOR OFFICERS

David L. Dunkel
Chairman and
Chief Executive Officer

William L. Sanders
President

Joseph J. Liberatore
Chief Financial Officer

Michael L. Ettore
Chief Services Officer

Stephen J. McMahan
Chief Sales Officer

Michael R. Blackman
Senior Vice President,
Investor Relations

David M. Kelly
Vice President, Finance

Anthony B. Petitt
Chief Accounting Officer

William S. Josey, Esq.
General Counsel

CORPORATE COUNSEL

Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT

Computershare Investor
Services
PO Box 43023
Providence, RI 02940-3023
www.computershare.com
Shareholder Inquiries:
1 (877) 282-1168

FORM 10-K AVAILABLE

A copy of the Kforce Inc. 10-K, which includes information that supplements the material in this Annual Report, is available to any investor upon written request to Investor Relations, Kforce Inc., 1001 East Palm Avenue, Tampa, Florida 33605 or at www.kforce.com or call Investor Relations: 1 (813) 552-2927.

ANNUAL MEETING

The annual meeting of shareholders will be held on June 20, 2006 at 9:00 a.m. at Kforce Inc. headquarters in Tampa, Florida.

WEBSITE INFORMATION

For a comprehensive profile of Kforce Inc., visit the Firm's website at www.kforce.com.

KFORCE®
PROFESSIONAL STAFFING

KFORCE LOCATIONS

ARIZONA
Phoenix
Scottsdale

CALIFORNIA
Capitola
Carlsbad
Colton
Encino
Gardena
Irvine
Los Angeles
Sacramento
San Diego
San Francisco
San Jose
Valencia
Walnut Creek
Westlake Village

COLORADO
Greenwood Village (Denver)

CONNECTICUT
East Hartford
Shelton

DISTRICT OF COLUMBIA
Washington

FLORIDA
Ft. Lauderdale
Miami
Orlando
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago
Westchester

INDIANA
Indianapolis

KANSAS
Overland Park (Kansas City)

KENTUCKY
Louisville

MARYLAND
Baltimore
Gaithersburg

MASSACHUSETTS
Boston
Burlington
Westborough

MICHIGAN
Grand Rapids
Southfield (Detroit)

MINNESOTA
Bloomington (Minneapolis)

MISSOURI
St. Louis

NEVADA
Las Vegas

NEW HAMPSHIRE
Portsmouth

NEW JERSEY
Iselin
Paramus
Parsippany
S. Brunswick (Princeton)

NEW YORK
New York
White Plains

NORTH CAROLINA
Charlotte

OHIO
Blue Ash
Cincinnati
Dayton
Independence (Cleveland)
Miamisburg
Westerville (Columbus)

OREGON
Portland

PENNSYLVANIA
King of Prussia
Philadelphia
Pittsburgh
Plymouth Meeting

TEXAS
Austin
Dallas
Fort Worth
Houston
San Antonio

UTAH
Salt Lake City

VIRGINIA
Fairfax
Herndon
McLean (DC Metro)

WASHINGTON
Bellevue

WISCONSIN
Madison
Milwaukee

PHILIPPINES
Manila

KFORCE®
PROFESSIONAL STAFFING

Kforce—77 offices to serve you.
To find the location nearest you, visit our Website at www.kforce.com or call 1 (813) 552-5000.
Corporate Headquarters: 1001 East Palm Avenue, Tampa, Florida 33605
Call our toll-free number 1 (800) 395-5575.

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